UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2010

_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 8, 2010 with respect to the Registrant’s results of operations for the quarter ended September 30, 2010.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2010.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2010.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries with respect to the quarter ended September 30, 2010.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)
By:	/s/ Yael Nevo
Name: Yael Nevo
Title: Corporate Secretary

Dated: November 8, 2010.

EXHIBIT INDEX

Exhibit No.	Description

1	Press release dated November 8, 2010.

2	Registrant's management discussion.

3	Registrant's unaudited condensed consolidated financial statements.

4	Unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries.

5	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Third Quarter and Nine Months Ended  September 30, 2010

Hadera, Israel, November 8, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company”) today reported financial results for the third quarter (the "Third Quarter") and first nine months ended September 30, 2010 (the "Reported Period"). The Company, its subsidiaries and associated companies – are referred to hereinafter as the "Group".

The Consolidated Data set forth below excludes the results of operation of the associated companies: Mondi Hadera Paper Ltd. ("Mondi Hadera") and Hogla-Kimberly Ltd. ("H-K").

Consolidated sales during the Reported Period amounted to NIS 784.6 million, as compared with approximately NIS 654.4 million in the corresponding period last year, representing an increase of 19.9% originating primarily from growth in  sales in the packaging paper and recycling segment, coupled with growth in the sales of the office supplies marketing segment, as compared with the corresponding period.

Consolidated sales in the Third Quarter of the year totaled NIS 295.4 million, as compared with NIS 220.4 million in the corresponding quarter last year, representing growth of approximately 34.0%, originating primarily as a result of an increase in the sales of the packaging paper and recycling segment in relation to the corresponding quarter last year and as compared with second quarter sales of NIS 249.2 million, representing growth of approximately 18.5%.

The operating profit totaled NIS 32.7 million during the Reported Period, 4.2% of sales, as compared with NIS 15.1 million, 2.3% of sales, in the corresponding period last year. The increase in operating profit, is primarily attributed to the increase in gross profit as a result of the increase in sales. The operating profit during the Reported Period included non-recurring revenues as a result of the sale of assets and a non-recurring labor expenditure, on account of a special bonus to the retiring CEO.

Operating profit amounted to NIS 20.2 million in the Third Quarter of the year, as compared with operating profit of NIS 1.2 million in the corresponding quarter last year. The increase in quarterly operating profit is primarily attributed to non-recurring revenues from the sale of an asset in the sum of approximately NIS 17.2 million, as mentioned above. The operating profit was also influenced by a decrease in relative output (in September) as a result of the Jewish high holidays that occurred during that time.

The net profit attributed to the Company's shareholders amounted to NIS 65.4 million in the Reported Period, as compared with net profit of NIS 70.2 million in the corresponding period last year. The net profit, net of non-recurring revenues and expenditures during the Reported Period, amounted to approximately NIS 54.1 million, as compared with net profits, net of non-recurring revenues and expenditures during the corresponding period last year, that amounted to NIS 38.2 million.

The net profit attributed to the Company's shareholders during the Reported Period was affected by the improvement in the operating margin of most Group companies in Israel as a result of the increase in operations that brought about an improvement in the operating profit.

The net profit for the Third Quarter this year amounted to NIS 23.0 million, as compared with net profit of NIS 35.4 million in the corresponding quarter last year. It should be noted that non-recurring revenues were recorded in the Third Quarter, as detailed above. Moreover, during the corresponding quarter last year, the net profit included non-recurring revenues from the decrease in tax rates in the amount of approximately NIS 15.4 million.

Basic earnings per share amounted to NIS 12.88 per share ($3.51 per share) in the Reported Period, as compared with basic earnings per share of NIS 13.86 per share ($3.69 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 4.53 per share ($1.24 per share) in the Third Quarter of the year, as compared with earnings of NIS 7.00 per share ($1.86 per share) in the corresponding quarter last year.

The exchange rate of the NIS vis-à-vis the US dollar was revaluated by approximately 2.9% during the Reported Period, as compared with a devaluation of approximately 1.2% during the corresponding period last year. The Company's business portfolio, including its associated companies, is close to be balanced in terms of foreign currency and the level of the Company's exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate during the Reported Period amounted to 1.9%, as compared with an inflation rate of 3.4% in the corresponding period last year.

The Company estimates that as a result of the continuing rise in global pulp prices during the Reported Period, the demand for recycled packaging paper has increased, as an alternative to virgin packaging paper. The trend of rising prices continued in the Reported Period, across various product types, a trend that began in 2009. The packaging paper segment in Europe experienced an additional rise in prices during the Reported Period, amounting to approximately 23% (according to publications by PPI Germany). The said increase in demand, in addition to the prevailing high level of prices, may support the continued growth in the volumes of operation of the packaging paper segment, in Israel and worldwide.

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy, this has led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all segments of operation.

In terms of raw materials, during the Reported Period the NIS was reevaluated vis-à-vis the average dollar and euro exchange rates by 5.5% and 8.7%, respectively, in relation to the corresponding period last year. This reevaluation led to savings in terms of the inputs and imported products denominated in either dollars or euros in the Company's principal sectors of operation, whose prices tend to follow import prices denominated in these currencies. As a result of the said revaluation, the price of natural gas – denominated in US dollars – decreased by approximately 6% in relation to the corresponding period last year, thereby also making a contribution to savings. Moreover, the price of electricity also decreased by approximately 9% during the Reported Period, in relation to the corresponding period last year. These savings were partially offset by the rising prices of water during the Reported Period, by an average rate of 38%, along with the sharp rise in the price of fibers by approximately 77%, in relation to the corresponding period last year.

2

The net financing expenses during the Reported Period amounted to NIS 28.4 million, as compared with NIS 14.8 million in the corresponding period last year. The interest on account of short-term credit decreased by approximately NIS 0.8 million, primarily on account of the decrease in the average short-term credit balance. Interest expenses on account of long-term liabilities - bonds -  increased by approximately NIS 13.3 million in relation to the corresponding period last year, primarily as a result of the cost of financing Series 3 and 4, whose capitalization of financing costs for Machine 8 ended at the end of May, coupled with the issuing of bond series 5 (new series) in May.

The Company’s share in the earnings of associated companies totaled NIS 58.5 million during the Reported Period, as compared with NIS 63.9 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera (49.9%) rose by NIS 0.2 million. The slight increase in the profit originated primarily from the increase in the operating profit of Mondi Hadera, that grew from NIS 28.9 million last year, to NIS 30.4 million this year. The operating profit for the period has improved, despite the sharp rise in the prices of raw materials in relation to the corresponding period last year, thanks to the raising of prices during the reported period, coupled with the improved gross margin of some of the product range. The increase in net profit was also affected by the reduction of financing expenses by approximately NIS 7.3 million, that were offset as a result of the increase in tax expenses in the amount of approximately NIS 8.4 million during the reported period, as compared with the corresponding period last year, as a result of the increase in pretax earnings, as well as a result of recording tax revenues in the amount of approximately NIS 6 million during the corresponding period last year, as a result of the changing of tax rates.

-
The Company’s share in the net earnings of H-K Israel (49.9%) decreased by NIS 6.5 million. H-K's operating profit decreased from NIS 155.0 million to NIS 147.3 million this year. The decrease in the operating income is primarily attributed to the erosion of the selling prices in some sectors of operation, coupled with the rise in the prices of some principal inputs at  H-K Israel, that were offset by far-reaching efficiency measures that were implemented across  H-K Israel, continuing savings in purchasing and the strengthening of  its brands, led to a reduction in the erosion of earnings during the reported period.

3

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 1.3 million. This reduction in loss, despite the slight decrease in the volumes of operation, is primarily attributed to the sale of the PEDO brand to a local chain, that generated non-recurring revenues of NIS 3.1 million during the reported period, that brought about the continuing reduction in the operating loss from NIS 12.2 million during the corresponding period last year, to NIS 10.5 million during the reported period.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

	Nine months ended September 30,
	NIS IN THOUSANDS (1)
	2010	2009

Net sales	784,626	654,405

Net earnings attributed to the Company's shareholders	65,354	70,161

Basic net earnings per share attributed to the Company's shareholders	12.88	13.86

Fully diluted earnings per share attributed to the Company's shareholders	12.77	13.86

	Three months ended September 30,
	NIS IN THOUSANDS (1)
	2010	2009

Net sales	295,435	220,371

Net earnings attributed to the Company's shareholders	23,026	35,445

Basic net earnings per share attributed to the Company's shareholders	4.53	7.00

Fully diluted earnings per share attributed to the Company's shareholders	4.50	7.00

(1)	The representative exchange rate at September 30, 2010 was N.I.S. 3.665=$1.00.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Yaeln@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter A
(Description of the Corporation's Business)
of the Information Presented in the Company's Periodical Report
As at September 30, 2010

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Chapter A, Section 5: "Equity investments in the Company and transactions in its shares"

During the reported period, 102,462 option warrants that were granted as part of the management option plan, were exercised. 23,733 company shares were issued following this exercise.

2.	Update to Chapter C, section 9: "Paper, recycling and board segment operations"

In early 2009, the company filed a complaint regarding the importing at dumping prices of recycled brown paper products, following which, the Dumping Commissioner ("The Commissioner") decided to launch an investigation and later also imposed a temporary guarantee on the importing of these paper products from European nations. In early 2010, the Commissioner submitted the findings of his investigation to the Consulting Committee regarding dumping tariffs.

On August 4, 2010, the company received notice from the Commissioner, informing it that the Consulting Committee had recommended to impose a tariff for limited period and that the Minister of Employment, Industry and Trade had approved its recommendation, yet due to the objection of the Minister of Finance to the tariff, no dumping tariff would be imposed on the import of brown paper products.

3.	Update of Chapter D, Section 12 - Fixed Assets Real Estate and Facilities

A wholly owned subsidiary - Amnir Recycling Industries Ltd. ("Amnir") - signed an agreement on July 25, 2010 with an unrelated third party, for the sale of its rights to a plot of land covering 9,200 m² located in Bnei-Brak (hereinafter: "The Property"), in consideration of a sum of NIS 20 million, to be paid in installments until the transfer of possession over the Property. For additional details, see the company's immediate report dated July 26, 2010. The transaction was approved by the Board of Directors of the company on August 1, 2010.

4.	Update of Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

On June 1, 2010, the company entered into an agreement for the sale of its rights to a plot of land covering 7600 m² in Tel Aviv, in return for a sum of NIS 64 million, the purchasing parties are Bayside Land Corporation Ltd. ("Bayside"), a company indirectly controlled By IDB Development Corporation Ltd., the controlling shareholder of the company and by Amot Investments Ltd. ("Amot"), in shares of 71% and 29%, respectively. Two nullifying conditions were determined in the agreement. The transaction was approved by the general meeting of the shareholders of July 27, 2010. For additional details, see the companies immediate reports dated June 2, 2010, dated May 16, 2010, dated June 13, 2010 and dated July 11, 2010.

5.	Update to Chapter D, Section 13: "Human Resources"

On March 23, 2010, the Audit Committee and the Board of Directors approved the payment of a special bonus to the retiring CEO. Additional details appear in the immediate report published by the company on March 23, 2010.

6.	Update to Chapter D, Section 13: "Human Resources"

On July 27, 2010, the general meeting of shareholders of the company approved the engagement in an insurance policy for position holders for the period between June 1, 2010 and November 30, 2011. For additional details, see the immediate reports of the company dated June 13, 2010  and dated July 27, 2010.

7.	Update to Chapter D, Section 15: "Finance"

On May 23, 2010, the company completed an issue of debentures (Series 5) totaling NIS 181,519 thousands. For additional details, see Note 4e to the financial statements of the company dated September 30, 2010. The said debentures were rated by Maalot - The Israel Securities Rating Company Ltd. For the rating report, see the company's immediate report dated May 10, 2010.

8.	Update to Chapter D, Section 19: "Legal Proceedings"

For details regarding updated legal proceedings, see Note 4f to the financial statements of the company, dated September 30, 2010.

9.	Update to Chapter A, Section 3: "Changes to the Corporation's Business"

On September 8, 2010, the company signed an agreement with a subsidiary of Mondi Group (“Mondi Group”), that holds - prior to the transaction - 50.1% of the issued and outstanding share capital of Mondi Hadera Ltd., an associated company of the Company ("Mondi Hadera"), pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of Mondi Hadera ("The Acquisition Transaction"). Prior to the transaction, the Company holds 49.9% of the issued and outstanding share capital of Mondi Hadera. Subsequent to the completion of the Acquisition Transaction, the Company will hold 75% of the issued and outstanding share capital of Mondi Hadera, while Mondi Group will hold the remaining 25%. In consideration of the shares being sold, the Company will pay Mondi Group, from its own resources, upon finalization of the Acquisition Transaction, a sum of 10.364 million euro. On November 4, 2011, the approval of the Antitrust Supervisor to the merger of the companies was received. The finalization of the Acquisition Transaction is still contingent upon meeting several other preconditions, some of them essential. For additional details, see the company's immediate report dated September 8, 2010 (reference 2010-01-616596).

10.	Update to Chapter A, Section 3: "Changes to the Corporation's Business"

On August 30, 2010, the company announced that it had submitted a full tender offer for the acquisition of all of the public holdings in Carmel Container Systems Ltd. ("Carmel"), a subsidiary of the company (89.3%). On October 4, 2010, the company announced that it had successfully completed the full tender offer at a cash price of $22.5 per share, for the total sum of approximately $4.2 million. True to the last acceptance date in the tender offer, 155,260 shares of Carmel accepted the terms of the tender offer. Pursuant to the Companies Law - 1999, the company automatically acquires all of the shares offered as part of the tender offer, including all of the shares held by shareholders that did not accept the tender offer. The company is currently working to complete the process of transferring payment to the shareholders that were coerced into selling and completing the technical process vis-à-vis the American Stock Exchange, subsequent to which the company will hold 100% of the issued and outstanding share capital and voting rights of Carmel, starting with the last acceptance date of the tender offer, i.e. - October 4, 2010. For additional details, see the immediate reports of the company dated August 30, 2010 -and dated October 4, 2010.

11.	Update to Chapter D, Section 14: " Restrictions and Regulation on Group Operations"

In September 2010, the Knesset's finance committee approved the legislative bill known as the Efficiency of Enforcement at the Securities Authority (Legislative Amendments) - 2010, in preparation of submitting it to the second and third readings at the Knesset. The objective of the proposed legislation is to allow a more efficient enforcement of the laws, for which the Securities Authority is responsible, that regulate securities law, including The Securities Law, Law for the Regulation of Dealing in Investment Consulting, Investment Marketing and Management of Investment Portfolios - 1995 and the Law for Joint Investments in Trusts - 1994.

The proposed legislation determines administrative enforcement mechanisms, consisting primarily of handling certain types of breach of the said laws, within the framework of a procedural process that will render it possible to impose means of enforcement upon the breaching party, including: Financial penalties, payment to parties damaged by the breach, prohibition to serve as a senior officer in a supervised entity for a certain period of time, and revoking or suspension of a license, authorization or permit. In certain cases where the breaching party is a corporation, the proposed legislation stipulates that responsibility will also be assigned to the general manager, except in cases where certain conditions are met, including the existence of procedures for preventing the breach at the Corporation. The proposed legislation also includes a mechanism for agreed-upon settlement as an alternative to a criminal or procedural process, that also allows for imposing the said means of enforcement.

As part of the preparations of the Company in anticipation of the said law, once it is accepted by the Knesset, and the validity of the Securities Regulations (Periodical and Immediate Reports) (Amendment) - 2009, regarding the effectiveness of internal auditing on financial reporting and disclosure, the Company plans - inter alia - to adopt procedures to reinforce strict enforcement within the Company of the Securities Law and other relevant legislation and the reliability of financial reporting and disclosure.

-Translation from Hebrew-

November 7, 2010

MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. (“Hadera Paper” or "The Company", the Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”) is hereby honored to present the Management Discussion as at September 30, 2010, reviewing the principal changes in the operations of the company for the months January through September 2010 ("The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of the full Periodic Report of the company as at December 31, 2009 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relate to the share of the shareholders of the company in the results, unless stated otherwise.

A.	Description of the Status of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the New York Stock Exchange (NYSE).

2.	General

Principal Current Operations

1.	Business Environment

Since the beginning of 2010, the trend of economic recovery has been continuing in most financial and real markets worldwide and. Nevertheless, the repercussions of the financial crisis that began in 2008 are still evident, and are illustrated – inter alia - by the fluctuations in the rates of securities and currencies, by the continuing credit crunch experienced by certain countries and corporations and by the uncertainty accompanying economic activity.

The local capital market has reported a positive trend that has grown even stronger recently, while in parallel, the corporate debt market has recovered, as the raising of funds by the business sector has resumed. Against the background of the recovery indicators of the Israeli economy, the Bank of Israel has adopted a policy of gradually raising the monetary interest rate over the past several months.

The company estimates that as a result of the continuing rise in global pulp prices during the reported period, the demand for recycled packaging paper has increased, as an alternative to virgin packaging paper. The trend of rising prices continued in the reported period, across various product types, a trend that began in 2009. The packaging paper segment in Europe experienced an additional rise in prices during the reported period, amounting to approximately 23% (according to publications by PPI Germany). The said increase in demand, in addition to the prevailing high level of prices, may support the continued growth in the volumes of operation of the packaging paper segment, in Israel and worldwide.

The above information pertaining to future trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy, this has led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all segments of operation. It should be noted that the Jewish high holidays occurred toward the end of the period (September), as the supply and manufacturing decreased in relation to the previous months of the year.

Segment Operations

In the packaging paper and recycling segment, Machine 8 entered into operation during the reported period (the new packaging paper manufacturing array). This manufacturing array is intended to bring about a doubling of the quantities manufactured by the segment. The running-in of the machine was completed in May and the results of operations have been included as part of the Segment's profits since June. In parallel, the gradual improvement in the learning curve of the machine is continuing. Following the operation of the new manufacturing array, the sales turnover of the segment has increased, both to the local market and in export sales. Selling prices in the packaging paper segment are currently on an upward trend globally and locally. This trend is apparently expected to continue in the near future. These factors are expected to assist in the continuing improvement in the profitability and results of the segment. Regarding the capitalization of the net costs of the running-in period, see Note 5 to the financial statements dated September 30, 2010.

The proposed government legislation for regulating the treatment of packaging (2010) has passed its first reading in the Knesset last June.

The legislation is intended to regulate the treatment of packaging waste, including paper and cardboard packaging, and assigns direct responsibility on packaging manufacturers and importers, to treat the packaging of their products and to meet predetermined recycling targets, starting in 2011. The legislation is being discussed at the Knesset Economic Committee.

At this stage, it remains unclear whether the legislation will be accepted, what its final format will be and what arrangements will be determined - if any - by virtue of this bill covering the cardboard and paper segment. The company is therefore unable to estimate its impact on the operations of the companies in the Group.

In early 2009, the company filed a complaint regarding the importing at dumping prices of recycled brown paper products, following which, the Dumping Commissioner ("The Commissioner") decided to launch an investigation and later also imposed a temporary guarantee on the importing of these paper products from European nations. In early 2010, the Commissioner submitted the findings of his investigation to the Consulting Committee regarding dumping tariffs.

On August 4, 2010, the company received notice from the Commissioner, informing it that the Consulting Committee had recommended to impose a tariff for a limited period and that the Minister of Employment, Industry and Trade had approved its recommendation, yet due to the objection of the Minister of Finance to the tariff, no dumping tariff would be imposed on the import of brown paper products.

In the fine paper segment, pulp prices continued to soar during the reported period in relation to the corresponding period last year, inter alia as a result of the damage of the earthquake in Chile, that harmed three production plants of large pulp suppliers, thereby leading to delays in the provision of pulp to the global market. In order to compensate for this cost increase, prices were raised in this segment starting in the second quarter. This rise in prices served to compensate for the decrease in the sold quantities, among others. The segment is also making efforts to increase export sales and expand the target markets for its products.

In the household paper and absorbent segment (through the Hogla Kimberly segment - an associated company), the level of profitability has decreased somewhat in relation to the corresponding period, due to the fierce competition in certain areas of activity. Moreover, the collapse of a significant supplier overseas has created shortages in the market and has led to a temporary increase in costs, that was partially offset by far-reaching efficiency measures. Operations in this segment during the reported period were characterized by price competition and by a preference - on the part of consumers - for attractively-priced products. The company is therefore continuing to promote special sales campaigns in order to preserve customers and market share. Additionally, the revaluation of the NIS in relation to the average dollar exchange rate during the reported period, as compared with the corresponding period last year, has limited the damage associated with the higher purchasing costs in some of the segments. Efforts were also made to distribute purchasing among a wider selection of suppliers, in order to reduce costs. These measures provided the company with the necessary flexibility in order to protect market share and preserve optimized profitability in a competitive business environment.

Raw Materials

During the reported period the NIS was reevaluated vis-à-vis the average dollar and euro exchange rates by 5.5% and 8.7%, respectively, in relation to the corresponding period last year. This reevaluation led to savings in terms of the inputs and imported products denominated in either dollars or euros in the company's principal sectors of operation, whose prices tend to follow import prices denominated in these currencies. As a result of the said revaluation, the price of natural gas – denominated in US dollars – decreased by approximately 6% in relation to the corresponding period last year, thereby also making a contribution to savings. Moreover, the price of electricity also decreased by approximately 9% during the reported period, in relation to the corresponding period last year. These savings were partially offset by the rising prices of water during the reported period, by an average rate of 38%, along with the sharp rise in the price of fibers by approximately 77%, in relation to the corresponding period last year.

The Crisis in the Financial Markets

As at the date of the report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The developments in global markets and particularly in the euro zone and in the United States, that are also characterized by volatility in global exchange rates, have affected and may continue to affect the business results of the Company and its investee companies, their liquidity, the value of their shareholders’ equity, the value of their assets and their ability to divest assets, the state of their business (and in this respect, the demand for the products of the investee companies), their financial indicators and covenants, their credit rating, their ability to distribute dividends and even their ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

All of the above, in relation to trends in the global market, in the paper market, selling prices and in the prices of inputs and their impact on the company, and in relation to the influence of the completion of the running-in period of the new manufacturing array - all constitute forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global banking and credit markets, changes in global raw material prices and changes in the supply and demand of global paper products.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The exchange rate of the NIS vis-à-vis the US dollar was revaluated by approximately 2.9% during the reported period, as compared with a devaluation of approximately 1.2% during the corresponding period last year (the average exchange rate of the NIS vis-à-vis the US dollar was revaluated during the reported period by a rate of approximately 6% in relation to the corresponding quarter last year).
The company's business portfolio, including its associated companies, is close to be balanced in terms of foreign currency and the level of the company's exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate during the reported period amounted to 1.9%, as compared with an inflation rate of 3.4% in the corresponding period last year.

B.	Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla Kimberly and Mondi Hadera were also recognized as independent segments (for further details, see Note 19 to the financial statements dated December 31, 2009). It should be noted that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

1.1.	Sales

Consolidated sales during the reported period amounted to NIS 784.6 million, as compared with approximately NIS 654.4 million last year, representing an increase of 19.9% originating primarily from growth in the packaging paper and recycling segment, coupled with growth in the sales of the office supplies marketing segment, as compared with the corresponding period.

The sales of the packaging paper and recycling segment amounted to NIS 341.5 million during the reported period, or NIS 299.3 million net of inter-company sales, as compared with NIS 250.9 million, or NIS 194.4 million net of inter-company sales in the corresponding period last year, representing an increase of approximately 54.0%.

The increase in the sales turnover in the packaging paper and recycling segment originated from the quantitative growth in the sales of the packaging paper and recycling segment as a result of the operation of Machine 8, as mentioned above, the increase in exports to Europe and the growth in the demand of the local market, coupled with the higher selling prices in relation to the corresponding period last year.

The sales of the packaging products and cardboard segment during the reported period amounted to NIS 365.1 million, or NIS 359.1 million net of inter-company sales, as compared with approximately NIS 356.7 million, or NIS 351.9 million net of inter-company sales, during the corresponding period last year, representing an increase of approximately 2.0%, originating primarily as a result of the increase in the volume of operations of Frenkel CD.

The sales of the office supplies marketing segment during the reported period amounted to NIS 127.2 million, or NIS 126.3 million net of inter-company sales, as compared with NIS 108.9 million last year, or NIS 108.1 million net of inter-company sales, representing an increase of 16.0% that originated from the quantitative growth in sales, primarily due to having secured institutional tenders that have expanded the volume of customers and activity in this segment.

The consolidated sales in the third quarter of the year totaled NIS 295.4 million, as compared with NIS 220.4 million in the corresponding quarter last year, representing growth of approximately 34.0%, originating primarily as a result of an increase in the sales of the packaging paper and recycling segment in relation to the corresponding quarter last year and as compared with second quarter sales of NIS 249.2 million, representing growth of approximately 18.5%.

The sales of the packaging paper and recycling segment, net of inter-company sales, amounted to NIS 118.6 million in the third quarter of the year, as compared with NIS 69.3 million in the corresponding quarter last year, primarily as a result of the quantitative increase in sales as a result of the continuing growth in demand and the continuing recovery of operations in the segment, coupled with the recognition of revenues from the sales of Machine 8 starting in June, that materially affected the growth in sales in the third quarter.

The sales of the packaging products and cardboard segment, net of inter-company sales, amounted to NIS 113.7 million in the third quarter of the year, as compared with NIS 111.8 million in the corresponding quarter last year.

Sales in the marketing of office supplies segment amounted to NIS 43.6 million in the third quarter of the year, as compared with NIS 39.3 million  in the corresponding quarter last year. This increase was primarily attributed to the expansion of the company’s customer portfolio in this market, having successfully secured institutional tenders, as mentioned above.

1.2.	Cost of Sales

The cost of sales amounted to NIS 661.0 million – or 84.2% of sales – during the reported period, as compared with NIS 561.6 million – or 85.8% of sales – last year. The increase in the cost of sales originated primarily from an increase in manufacturing costs (especially energy costs and the use of raw materials, as a result of the operation of Machine 8).

The gross profit totaled NIS 123.6 million during the reported period, 15.8% of sales, as compared with NIS 92.8 million, 14.2% of sales, in the corresponding period last year, representing growth of approximately 33.2% in relation to the corresponding period last year.

The higher gross profit in relation to the corresponding period last year originated primarily as a result of a quantitative growth in sales in light of the initial recognition of revenues from the sale of Machine 8 in June, coupled with the market recovery, as stated above. The growth was also attributed to the impact of raw material prices - see Section A.2, above.

Labor Wages

The labor wages within the cost of sales amounted to NIS 153.8 million during the reported period, 19.6% of sales, as compared with NIS 153.2 million last year, approximately 23.4% of sales. The preservation of the level of labor expenses, despite the growth in the volume of operations in relation to the corresponding period last year originates primarily from the moderate increase in the number of employees, in relation  to  the volume of  operations as a result of the capitalization of labor costs amounting to NIS 8.5 million associated with the running-in process of Machine 8. (See Note 5 to the financial statements dated September 30, 2010).

The labor wages within the Selling, General and Administrative expenses amounted to NIS 71.1 million during the reported period, approximately 9.1% of sales, as compared with the sum of NIS 65.3 million last year (approximately 10.0% of sales).

The growth in the cost of labor wages in relation to the corresponding period last year originated primarily from the recording of labor wages on account of a special bonus to the retiring CEO, in line with the decision of the Board of Directors dated March 23, 2010.

1.3.	Selling, General and Administrative and Other Expenses

The growth in Selling, General and Administrative and other Expenses originated primarily from the bonus paid to the retiring CEO, as mentioned above, that was offset by the recording of revenues from the sale of real estate in the amount of NIS 18.6 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 2.2 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the non-recurring labor expenses and net of non-recurring revenues, the Selling General, Administrative and Other expenses increased by approximately NIS 10.4 million, in relation to the corresponding period last year. The increase in expenses originates primarily from an increase in the selling and transportation expenses as a result of the growth in the volumes of operation with export markets of the packaging and recycling segment, coupled with the recording of an expenditure related to the valuation of a Mondi Put option in the amount of NIS 1.7 million during the reported period, as compared with a revenue of NIS 0.4 million during the corresponding period last year.

The selling, general and administrative expenses (including wages) and other expenses amounted to NIS 90.8 million in the reported period – or 11.6% of sales – as compared with NIS 77.6 million – or 11.9% of sales – in the corresponding period last year. Net of non-recurring revenues during the reported period, as a result of the sale of assets in the amount of approximately NIS 18.6 million and a non-recurring labor expenditure - as mentioned above - the selling, general and administrative expenses amounted to NIS 104.4 million, or approximately 13.3% of sales, as compared with the corresponding period last year, during which the selling, general and administrative and other expenses, net of non-recurring revenues as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by a consolidated subsidiary in the amount of NIS 16.4 million, amounted to NIS 94.0 million, or approximately 14.4% of sales.

1.4.	Operating Profit

The operating profit totaled NIS 32.7 million during the reported period, 4.2% of sales, as compared with NIS 15.1 million, 2.3% of sales, last year. The increase in operating profit during the reported period as compared with the corresponding period last year, is primarily attributed to the increase in gross profit as a result of the increase in sales, as mentioned above. The operating profit during the reported period and the corresponding period last year included non-recurring revenues, as mentioned in Section 1.3, above.

The operating profit of the entire paper and recycling segment amounted to NIS 26.8 million, as compared with operating profit of NIS 4.6 million in the corresponding period last year. The profit during the reported periods included non-recurring profits, as mentioned above. It should be noted that the expenses allocated during the period to the packaging segment included non-recurring labor expenses of NIS 5.0 million, as detailed in Section 1.2, above.

The operating profit of the packaging products and board segment amounted to NIS 3.9 million in the reported period, as compared with an operating profit of NIS 7.9 million in the corresponding period last year. The decrease in operating profit in this segment is primarily attributed to the rise in raw material prices and the increase in other manufacturing expenses, as compared with the corresponding period last year.

The operating profit of the office supplies segment amounted to NIS 2.4 million during the reported period, as compared with NIS 2.9 million in the corresponding period last year.

The Company's operating profit amounted to NIS 20.2 million in the third quarter of the year, as compared with operating profit of NIS 1.2 million in the corresponding quarter last year. The increase in quarterly operating profit is primarily attributed to non-recurring revenues from the sale of an asset in the sum of approximately NIS 17.2 million, as mentioned above. The operating profit was also influenced by a decrease in relative output (in September) as a result of the Jewish high holidays that occurred during that time.

The operating profit of the paper and recycling segment in the third quarter of the year amounted to NIS 18.8 million, as compared with an operating loss of NIS 3.8 million in the corresponding quarter last year, as a result of the growing sales in the segment, coupled with non-recurring revenues, as mentioned above.
The operating profit of the packaging products and cardboard segment amounted to NIS 1.0 million in the third quarter of the year, as compared with operating profit of NIS 3.4 million in the corresponding quarter last year.

The operating profit of the office supplies segment amounted to NIS 0.3 million in the third quarter of the year, as compared with NIS 1.7 million in the corresponding quarter last year.

1.5.	Financing Expenses

The net financing expenses during the reported period amounted to NIS 28.4 million, as compared with NIS 14.8 million in the corresponding period last year.

The interest on account of short-term credit decreased by approximately NIS 0.8 million, primarily on account of the decrease in the average short-term credit balance. Interest expenses on account of long-term liabilities - bonds -  increased by approximately NIS 13.3 million in relation to the corresponding period last year, primarily as a result of the cost of financing Series 3 and 4, whose capitalization of financing costs for Machine 8 ended at the end of May, coupled with the issuing of bond series 5 (new series) in May.

1.6.	Taxeson Income

Tax revenues of NIS 2.5 million were recorded during the reported period, as compared with tax revenues totaling NIS 6.0 million in the corresponding period last year. The decrease in tax revenues during the reported period, originating from a loss for tax purposes from current operations, as compared with the tax revenues during the reported period last year, originates primarily from non-recurring tax revenues that were included during the reported period last year as a result of the decrease in the tax rates for the coming years.

1.7.	Company’sShare in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera Paper, Hogla-Kimberly.

The company’s share in the earnings of associated companies totaled NIS 58.5 million during the reported period, as compared with NIS 63.9 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 0.2 million. The slight increase in the profit originated primarily from the increase in the operating profit of Mondi, that grew from NIS 28.9 million last year, to NIS 30.4 million this year. The  operating profit for the period has improved, despite the sharp rise in the prices of raw materials in relation to the corresponding period last year, thanks to the raising of prices during the reported period, coupled with the improved gross margin of some of the product range. The increase in net profit was also affected by the reduction of financing expenses by approximately NIS 7.3 million, that were offset as a result of the increase in tax expenses in the amount of approximately NIS 8.4 million during the reported period, as compared with the corresponding period last year, as a result of the increase in pretax earnings, as well as a result of recording tax revenues in the amount of approximately NIS 6 million during the corresponding period last year, as a result of the changing of tax rates.

-
The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) decreased by NIS 6.5 million. Hogla's operating profit decreased from NIS 155.0 million to NIS 147.3 million this year. The decrease in the operating profit is primarily attributed to the erosion of the selling prices in some sectors of operation, coupled with the rise in the prices of some principal inputs at the company, that were offset by far-reaching efficiency measures that were implemented across the company, continuing savings in purchasing and the strengthening of the company brands, led to a reduction in the erosion of earnings during the reported period.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 1.3 million. This reduction in loss, despite the slight decrease in the volumes of operation, is primarily attributed to the sale of the PEDO brand to a local chain, that generated non-recurring revenues of NIS 3.1 million during the reported period, that brought about the continuing reduction in the operating loss from NIS 12.2 million during the corresponding period last year, to NIS 10.5 million during the reported period.

1.8.	The Net Profit and the Earnings Per Share Attributed to the Company's Shareholders

The net profit attributed to the Company's shareholders amounted to NIS 65.4 million in the reported period, as compared with net profit of NIS 70.2 million in the corresponding period last year, representing a decrease of 6.8%. The net profit, net of non-recurring revenues and expenditures during the reported period, amounted to approximately NIS 54.1 million, as compared with net profits, net of non-recurring revenues and expenditures during the corresponding period last year, that amounted to NIS 38.2 million, representing an increase of 41.6%.

The net profit attributed to the Company's shareholders during the reported period was affected by the improvement in the operating margin of most Group companies in Israel as a result of the increase in operations that brought about an improvement in the operating profit, as mentioned above.

The net profit for the third quarter this year amounted to NIS 23.0 million, as compared with net profit of NIS 35.4 million in the corresponding quarter last year, representing a decrease of approximately 35.0%. It should be noted that non-recurring revenues were recorded in the third quarter, as detailed above. Moreover, during the corresponding quarter last year, the net profit included non-recurring revenues from the decrease in tax rates in the amount of approximately NIS 15.4 million.

Basic earnings per share amounted to NIS 12.88 per share ($3.51 per share) in the reported period, as compared with basic earnings per share of NIS 13.86 per share ($3.69 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 12.77 per share ($3.49 per share) in the reported period, as compared with NIS 13.86 per share ($3.69 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 4.53 per share ($1.24 per share) in the third quarter of the year, as compared with earnings of NIS 7.00 per share ($1.86 per share) in the corresponding quarter last year.

Diluted earnings per share amounted to NIS 4.50 per share ($1.23 per share) in the third quarter of the year, as compared with earnings of NIS 7.00 per share ($1.86 per share) in the corresponding quarter last year.

2.	Analysis of the Company's Financial Situation

•
The cash and cash equivalents item rose from NIS 22.3 million on September 30, 2009, to NIS 161.8 million on September 30, 2010. The increase in cash and cash equivalents originates primarily from the issuing of bond series 5 in the second quarter, that was invested in NIS deposits and is serving to finance the company's current operations.

•
Designated Deposits decreased from NIS 113.8 million as at September 30, 2009, to NIS 9.0 million as at September 30, 2010. The decrease in deposits originates as a result of the use of the designated deposit funds for the construction of Machine 8, between the reported periods. The remaining deposits are intended to serve for making the remaining payments for equipment and fixed assets associated with the Machine 8 project.

•
Trade receivables relating to the packaging paper and recycling segment increased from NIS 82.9 million as at September 30, 2009, to NIS 108.3 million as at September 30, 2010. This increase is attributed to a quantitative growth in operations in both the local market and in export markets. In the packaging products and cardboard segment, an increase was recorded in trade receivables, from NIS 174.8 million on September 30, 2009, to NIS 186.2 million on September 30, 2010, as a result of an increase in sales in this segment, coupled with an increase in the days of credit in some of the segments of operation in the segment. Trade receivables for the office supplies marketing segment rose from NIS 51.1 million as at September 30, 2009, to NIS 63.4 million, as at September 30, 2010, as a result of growth in the volume of operations.

•
Other receivables relating to the packaging paper and recycling segment increased from NIS 93.3 million as at September 30, 2009, to NIS 114.6 million as at September 30, 2010. The increase originates primarily from revenues to receive in the sum of approximately NIS 14 million on account of the sale of a real estate asset in Bnei-Brak, that were offset as a result of the decrease in revenues to receive from hedging transactions that were performed last year, coupled with the debt of an associated company on account of dividend declared for distribution. Other receivables relating to the packaging products and board segment decreased from NIS 5.1 million as at September 30, 2009, to NIS 4.4 million as at September 30, 2010. In the office supplies marketing segment, the Other Receivables item increased from NIS 2.5 million on September 30, 2009, to NIS 5.2 million on September 30, 2010, primarily as a result of the increase in supplier advances.

•
Inventories of the packaging paper and recycling segment increased from NIS 75.5 million as at September 30, 2009 to NIS 80.8 million as at September 30, 2010. This increase is primarily attributed to the increase of the spare parts and maintenance products inventories as a result of the full operation of the new packaging paper manufacturing machine, following the completion of its running-in period. Inventories of the packaging products and board segment increased from NIS 59.8 million as at September 30, 2009, to NIS 85.9 million as at September 30, 2010. This increase is primarily attributed to the stabilization of inventory levels, as compared with a lower level due to delays in orders last year, coupled with the rising prices of raw materials by approximately 28% in relation to last year. Inventories in the office supplies marketing segment rose from NIS 20.1 million as at September 30, 2009, to NIS 25.7 million, as at September 30, 2010, primarily as a result of growth in the inventories imported from the Far East.

•
Investments in associated companies increased from NIS 337.8 million on September 30, 2009 to NIS 349.3 million on September 30, 2010. The principal components of the said increase consist primarily of the company's share in the earnings of associated companies in the amount of NIS 82.0 million between the reported periods, offset by the company's share in distributed dividend in the sum of NIS 52.9 million from associated companies and the company's share in the declared dividend of NIS 20.0 million by an associated company, that led to an increase in the total investment between the reported periods.

•
Short-term credit decreased from NIS 91.8 million on September 30, 2009 to NIS 73.8 million on September 30, 2010. The decrease in this item originates primarily as a result of the repayment of credit.

•
The other accounts payables item for packaging paper and recycling grew from NIS 88.5 million on September 30, 2009 to NIS 98.1 million on September 30, 2010. The increase is primarily attributed to the increase in interest to pay on account of Bond Series 5, that was issued between the reported periods, coupled with the recording of advanced revenues in the amount of NIS 6.4 million, from the sale of a real estate asset in Bnei-Brak, that were offset by a decrease in labor wage provisions. Other accounts payable of the packaging products and board segment decreased from NIS 15.4 million as at September 30, 2009, to NIS 12.1 million as at September 30, 2010, primarily as a result of a decrease in debts to institutions. In the office supplies marketing segment, the Other Accounts Payable item increased from NIS 4.7 million on September 30, 2009, to NIS 5.0 million on September 30, 2010.

•
The company’s shareholders' equity increased from NIS 836.1 million as at September 30, 2009, to NIS 931.9 million as at September 30, 2010. This change originated primarily from the net profit attributed to the company's shareholders between the periods, in the sum of NIS 86.0 million.

3.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 175.4 million in the reported period, as compared with NIS 282.0 million in the corresponding period last year. The investments in the reported period consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of NIS 93.4 million (including a decrease of NIS 33.5 million in supplier credit). The outstanding investment in Machine 8, true to September 30, 2010, amounts to NIS 699.6 million. Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

Regarding the examination of the need for impairment of fixed assets during the reported period, see Note 5b to the financial statements dated September 30, 2010, along with Note 4c(5) to the financial statements dated December 31, 2009.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 1,011.2 million as at September 30, 2010, as compared with NIS 832.6 million as at September 30, 2009. The long-term liabilities have increased in relation to last year primarily as a result of the issuing of a NIS-denominated bond series (Series 5) in the amount of NIS 181.5 million in the second quarter (see Note 4e to the financial statements dated September 30, 2010), coupled with the assumption of long-term loans intended to finance the payments for Machine 8. This increase was offset as a result of the repayment of the older debenture series, coupled with the cash flows from operating activities.

The long-term liabilities include primarily three series of debentures and the following long-term bank loans:
Series 2 – NIS 133.8 million, for repayment until 2013.
Series 3 – NIS 178.7 million, for repayment until 2018.
Series 4 – NIS 196.3 million, for repayment until 2015.
Series 5 – NIS 181.5 million, for repayment until 2017.
Long-term loans – NIS 321.8 million.

•	The balance of short-term credit, as at September 30, 2010, amounted to NIS 73.8 million, as compared with NIS 91.8 million as at September 30, 2009.

•	The net debt, as at September 30, 2010, net of the deposits and cash balance, amounted to NIS 914.1 million, as compared with net debt of NIS 788.8 million as at September 30, 2009.

In July 2010, the Supervisor of the Capital Market Insurance and Savings at the Ministry of Finance ("The Supervisor"), published a a memorandum implementing the recommendations of the Committee for determining parameters for institutional entities that provide credit by acquiring non-government bonds. The said memorandum includes, inter alia, recommendations regarding the internal processes at an institutional entity prior to investing in bonds, regarding the information that is necessary for an institutional entity to analyze a potential investment in bonds and to regularly monitor such bonds, recommendations regarding creating mechanisms for cooperation between institutional entities in certain aspects related to investment in bonds, recommendations regarding directives that must be included in the bond documents as a precondition for investment by institutional entities, recommendations regarding obligations of institutional entities to determine a policy regarding the rights for immediate repayment that will be included in the bonds, relating to the characteristics of the different bonds and issuers. Most of the directives in the memorandum entered into effect in October 2010.

The memorandum of the Supervisor and the manner by which the recommendations are adopted by institutional entities, may hold implications on the ability to raise capital from institutional entities by way of bonds, including the terms and the price of raising such capital. As at the date of the financial statements, the company is unable to identify these implications.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option, see Note 5.b(3) to the annual financial statements dated December 31, 2009.

The liability on account of the Put option to the shareholder at the associated company as at 30.09.10, 30.09.09, and as at December 31, 2009, amounts to NIS 13.7 million, NIS 13.5 million and NIS 12.0 million, respectively.

On account of the Put option, other expenses of NIS 1.7 million were recorded during the reported period, as compared with other expenses of NIS 0.4 million in the corresponding period last year.

The principal factors responsible for the change in fair value during the reported period include the change in the value of the base asset in dollar terms following an agreement signed by the company for the purchase of 25.1% of the shares of the associated company (“Acquisition Agreement”), coupled with the change in the risk-free interest rate that serves for calculating the value of the option. Regarding additional agreements arising from the Acquisition Agreement and its potential influence on the terms of the option, see Note 4.l to the financial statements dated September 30, 2010.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled approximately NIS 126.8 million during the reported period, as compared with NIS 133.0 million in the corresponding period last year. The decrease in the cash flows from operating activities during the reported period, as compared with the corresponding period last year, is primarily attributed to the increase in working capital during the reported period in relation to last year, that amounted to approximately NIS 3.3 million, as compared with a decrease of approximately NIS 22.9 million in the corresponding period last year. The increase in working capital during the reported period originated primarily from the increase in customer balances and the increase in maintenance products inventories and in the packaging products and board segment, as a result of the rise in raw material prices in this segment.

The company possesses positive cash flows from operating activities, according to its interim consolidated financial statements dated September 30, 2010. However, the company's ongoing cash flows from operating activities in its separate financial statements, according to Regulation 38d of the Reporting Regulations ("Separate Financial Statements"), are negative. In light of the above, the company's Board of Directors conducted a discussion during its meeting on November 7, 2010, of Regulation 10(b)(14) to the Securities Regulations (Periodical and Immediate Reports) - 1970 ("Reporting Regulations") and determined that the ongoing negative cash flows from operating activities in the separate financial statements as at September 30, 2010, does not indicate a liquidity problem on the part of the company.  This determination is based on an examination of the expected cash flows of the company and on the company's ability to raise additional credit, on the basis of an economic calculation performed by the company, and after having been presented to the Board of Directors and having the report of cash flows that is included in the company's separate financial statements discussed by the Board.

The data that served the Board of Directors as a basis for its estimation included the expected cash flows of the company for the next two years, based on the balance of cash and deposits as at the date of the report, totaling NIS 119.6 million held by the company, from cash flows from operating activities approximately NIS 102 million in the coming year (approximately NIS 82 million in the following year), originating from the company's estimations regarding the cash flows from operating activities, cash flows from dividends and the repayment of debt from investee companies. Cash flows that will serve for investment activities approximately NIS 1.2 million (net) in the coming year (approximately NIS 5 million the following year), originating from the realization of real estate assets and an increase in holdings in investee and associated companies. The cash flows that will serve for financing activities, approximately NIS 207.5 million in the coming year (approximately NIS 86.1 million in the following year), originating from the utilization of short-term credit, to serve for the repayment of loans plus interest, net.

In addition to the above, the company is able to raise additional credit in the total sum of approximately NIS 202 million, also by way of recycling existing bank credit, for its continued operating activities and for making investments.

The information appearing above, including the expected cash flows, is based on the estimates, forecasts and plans of the company, according to the best of its knowledge and understanding regarding its operations and according to the data at its disposal as at the date of this report and which constitutes forward-looking information as defined in the Securities Law - 1968, whose materialization is not certain and whose realization is not exclusively under the control of the company. Consequently, there is no certainty that the data and/or estimates and/or forecasts and/or plans will materialize, in whole or in part, and they may materialize in a manner that is materially different than anticipated, inter alia, on account of the dependence upon external and macro-economic factors that are not subject to the control of the company, including changes in the business and defense environment, coupled with the materialization of any of the risk factors affecting the company.

D.	Details of the Various Segments of Segments of Operations

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 917.0 million in the reported period, as compared with approximately NIS 924.7 million in the corresponding period last year, representing a decrease of 0.8%.

The decrease in sales in relation to the corresponding period last year is primarily attributed to the erosion of prices as a result of escalating competition in the market, coupled with a relative decrease in sales in September, due to the Jewish high holidays that occurred at that time.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 147.3 million in the reported period, as compared with approximately NIS 155.0 million in the corresponding period last year, representing a decrease of approximately 5%.

The decrease in the operating profit in relation to the preceding year is attributed to the erosion of prices as a result of the escalating competition in the market, coupled with the rise in the prices of the principal raw materials, as well as the collapse of a principal supplier that led to a specific increase in the price of a raw material and its transportation cost (aerial transport), that was partially offset by efficiency measures that were implemented by the company, as well as of the decrease in the average US dollar exchange rate vis-à-vis the NIS, by a rate of approximately 5.5%, in relation to the corresponding period last year.

The operating profit in the third quarter of the year amounted to NIS 47.1 million, as compared with NIS 52.7 million in the corresponding quarter last year and as compared with NIS 49.8 million in the second quarter of the year, as a result of the erosion of prices in the segment, as mentioned above, coupled with a relative decrease in sales due to the Jewish high holidays.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 375.4 million (approximately $99.2 million) in the reported period, as compared with approximately NIS 380.3 million (approximately $95.3 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base in the reported period and to bring about the enhancement of the Huggies and Kotex brands.

in addition, it should be noted that toward the end of 2009, the Turkish tax authorities addressed KCTR as part of the examination of its financial statements for the years 2004-2008, conducted at KCTR on account of the taxation of the influx of capital from Hogla Kimberly Ltd. to KCTR. KCTR estimates, on the basis of the opinion of its legal and tax consultants, that the probability that it will be liable for an additional tax payment is low. Consequently, it has created a provision in its September 30, 2010 financial statements in the amount of €0.3 million, to cover the anticipated legal fees in accordance with the progress in the handling of the lawsuit. (See  also Note 13.12 to the financial statements dated December 31, 2009).

The necessary financing according to the strategic plan in Turkey,for financing the current operations and investments, originate primarily from internal resources of Hogla Kimberly. (In 2010, KCTR financed its operations through local banks in Turkey). In early 2008, KCTR repaid the outstanding loans to the banks in the sum of approximately $25 million.

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sales turnover of fine paper amounted to NIS 553.5 million in the reported period, as compared with NIS 511.9 million in the corresponding period last year, representing an increase of 8.1%. The sales turnover of fine paper in the second quarter of 2010 amounted to NIS 196.0 million, as compared with NIS 168.3 million in the corresponding period last year, representing an increase of 16.5%, and as compared with NIS 184.8 million in the second quarter of 2010, representing an increase of 6.1%.

Pulp prices soared during the reported period in relation to the corresponding period last year, inter alia as a result of high demand in China, coupled with the damage of the earthquake in Chile, that harmed three production plants of large pulp suppliers, thereby leading to delays in the provision of pulp to the global market. Subsequent to these higher prices, the entire segment underwent a process of raising prices, in order to compensate for this increase. The said increase in selling prices during the reported period serve to reduce the impact of the rise in pulp prices.

The operating profit of Mondi Hadera amounted to NIS 30.4 million in the reported period, as compared with operating profit of NIS 28.9 million in the corresponding period last year, representing an increase of 5.2%. The increase in operating profit in relation to the corresponding period last year, despite the rise in pulp prices as mentioned above, is attributed to the adjustment of selling prices and the change and the mix of export markets during the reported period, coupled with improvement in the gross margin of the sale of purchased paper.

In the third quarter of 2010, the company’s operating profit amounted to NIS 7.2 million, as compared with an operating profit of NIS 13.0 million in the corresponding quarter last year and as compared with operating profit of NIS 14.7 million in the second quarter of 2010.
The decrease in operating profit in the current quarter in relation to the corresponding quarter last year and in relation to the preceding quarter is attributed to the sharp rise in pulp prices, that peaked during the third quarter and were only partially offset by the rise in selling prices. The operating profit was also affected by a specific decrease in sales to the local market in September (due to the high holidays and the corresponding low number of workdays) and their steering toward greater quantities in export markets and a corresponding rise in transportation costs for exports.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel, including the sales of Frenkel CD, amounted to NIS 365.1 million during the first nine months of 2010, as compared with NIS 356.7 million in the corresponding period last year, representing an increase of 2.4%.

The consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 283.4 million during the reported period and is identical to the corresponding period last year.

The steady level of the sales turnover, despite the quantitative increase in sales in relation to the corresponding period last year, originates primarily from approximately 4% decrease in the selling prices during the reported period, in relation to the corresponding period last year, following the fierce competition in the sector, coupled with the decrease in the prices of brown paper last year, which constitutes a principal input in production. This trend began to reverse itself since the second quarter of the year, as selling prices began to climb. This was offset by an increase in raw material prices.

The consolidated operating profit of Carmel amounted to NIS 1.2 million in the reported period, as compared with an operating profit of NIS 7.0 million in the corresponding period last year. The decrease in the operating profit is primarily attributed to the eroded margin of the segment as a result of the lowering of the average selling prices on the one hand, coupled with the higher prices of raw materials on the other hand, along with the eroded profitability of the Triwall subsidiary. These influences were offset by improved operational efficiency, that led to reduced down time and increase in output. Moreover, during the reported period, Carmel acquired a new processing machine that will serve to improve its output capacity and printing capability. These moves are expected to bring about an improvement in the profitability of Carmel over the next several quarters.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 3.9 million in the reported period, as compared with an operating profit of NIS 7.9 million in the corresponding period last year.

With respect to the examination of the need of impairment of the Carmel cash generating unit, see note 8 to the financial statements dated September 30, 2010. Following below are principal data regarding a material valuation: The value of Carmel in the company books, as at September 30, 2010, was equal to approximately NIS 156.8 million. The valuator Giza Singer Even (Giza Singer Even is a financial and economic consulting firm, possessing over 25 years of experience. Giza Singer Even specializes in the preparation of economic professional opinions, performed by its consulting services departments, that include: Value economics, finance and capital market, applicative economic research, economic accounting and risk management, project finance and infrastructure, as well as a professional department) has evaluated the resulting value in use of Carmel at approximately NIS 236 million for this date. This value, minus the net financial liabilities, amounts to NIS 158.3 million. The valuator employed the DCF model in its valuation. The valuator used a discount rate of 10% and a growth rate of 2.5%. The residual value as a percentage of the total value set in the evaluation is equal to 64%.

The above information pertaining to the output capacity and improved profitability of Carmel constitutes forward-looking information as defined in the Securities Law, based on the company's preparations at the date of this report. These reparations may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in local and global raw material prices and changes in the supply and demand of local and global cardboard packaging products.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Segment amounted to NIS 341.5 million in the reported period (net, subsequent to the capitalization of the sales of Machine 8 through to May 31, 2010, in the amount of NIS 70 million - see above), as compared with NIS 250.9 million in the corresponding period last year, representing an increase of approximately 36.1%.

The quantitative sales of packaging paper amounted to 188.5 thousand tons during the reported period, as compared with 106.2 thousand tons in the corresponding period last year. Out of the said sales during the reported period, approximately 50,000 tons were discounted as part of the running in of Machine 8, through to May 31, 2010.

The increase in the sales turnover originated partially from the quantitative increase in sales, of both packaging paper and at Amnir, coupled with the rise in the selling prices during the reported period. It should be noted that a considerable part of the quantitative increase in sales of packaging paper was made to export markets. These markets were characterized by rising prices, that were partially offset as a result of the revaluation of the NIS against other currencies, between the reported periods. An additional increase in prices that is being initiated by the segment starting in October, is expected to hold a positive impact on the results and profitability of the segment over the next several quarters.

The operating profit totaled NIS 31.8 million during the reported period, as compared with an operating loss of NIS 14.5 million in the corresponding period last year. The cost of operating Machine 8, through to May 31, 2010, were capitalized as part of the running-in expenses.

The considerable improvement in operating profit during the reported period, in relation to the corresponding period last year, is primarily attributed to the quantitative increase in sales as a result of the entry of Machine 8 into current operation, starting in June of this year, coupled with the raising of selling prices. The operating profit also included non-recurring income of approximately NIS 17.2 million from the sale of real estate in Bnei-Brak, in light of preparations being made by Amnir for the relocation into the logistic center at Modi'in.

It should be noted that the sales and operating profitability during the period were adversely affected by the timing of the Jewish high holidays that occurred in September and served to decrease - in a relative manner - the output capacity and sales of the segment.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 127.2 million as compared with NIS 108.9 million in the corresponding period last year, representing an increase of 16.8%.

In the reported period, Graffiti recorded an operating profit of NIS 2.4 million, as compared with an operating profit of NIS 2.9 million in the corresponding period last year. The decrease in operating profit during the reported period is primarily attributed to the sharp rise in the fine paper prices, that represent a material component of the operations in the segment.

Graffiti continues to implement its plan for growth in the marketing of office supplies to businesses and institutional clients and is taking several principal courses of action in order to establish its position as a leader in this market:

Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that serves to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

Graffiti, together with other companies in the group, is scheduled to relocate to a modern and efficient distribution center in Modi'in, that would allow to significantly cut operating costs, while enabling continued growth in sales and profit. The relocation is planned to take place in April 2011. Graffiti will continue to operate its existing logistic centers during the transitional period, until the complete stabilization of the new logistic center at Modi'in.

Graffiti has completed the detailed specification of the computerized management systems of the logistic center and is currently working on constructing a detailed transition plan covering the various aspects. These moves will bring about improved savings and growth, as mentioned above.

Graffiti has successfully implemented the assimilation of the Hadera Paper information systems during the reported period. This will allow the company to record accelerated growth and earnings while improving customer service, as modern systems and infrastructure are implemented at the new distribution center.

The above information pertaining to the future savings and growth constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in the supply and demand for the company's products in Israel and worldwide.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. True to September 30, 2010, the Company entered into hedging transactions in the sum of 4.0 million euro, in order to hedge the cash flows related to payments for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to net long-term loans, in the total sum of NIS 292.7 million.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

The company also enjoys partial natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credit insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

  Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at September 30, 2010:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sep-30-10	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Debentures - Series 2	896	450	(143,071)	(453)	(908)
Debentures - Series 3	2,679	1,347	(181,232)	(1,364)	(2,743)
Debentures - Series 4	2,049	1,029	(210,363)	(1,037)	(2,083)
Debentures - Series 5	3,414	1,717	(201,028)	(1,738)	(3,497)
Loan A - fixed interest	90	45	(17,866)	(45)	(91)
Loan B - fixed interest	1,248	627	(98,666)	(634)	(1,274)
Loan C - fixed interest	138	69	(20,228)	(70)	(140)
Long-term loans and capital notes - granted	(200)	(100)	52,291	101	202

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2010).

Regarding the terms of the debentures and other liabilities – See Note 9 to the annual financial statements dated December 31, 2009.

Regarding long-term loans and capital notes granted - See Note 5 to the annual financial statements dated December 31, 2009.

  Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at September 30, 2010:

Sensitivity of euro-linked instruments to changes in the euro exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sep-30-10	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	4,249	2,125	42,490	(2,125)	(4,249)
Designated deposits	902	451	9,022	(451)	(902)
Other Accounts Receivable	796	398	7, 962	(398)	(796)
Accounts payable and credit balances	(3,975)	(1,988)	(39,755)	1,988	3,975
Forward	2,361	1,364	383	(631)	(1,629)

Sensitivity to the US Dollar Exchange Rate

Sensitive Instruments	Profit (loss) from changes		Fair value as at Sep-30-10	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	3,323	1,662	33,230	(1,662)	(3,323)
Other Accounts Receivable	1,634	817	16,343	(817)	(1,634)
Accounts payable and credit balances	(3,562)	(1,781)	(35,620)	1,781	3,562
Liabilities at fair value through the statement of income	(1,370)	(685)	(13,700)	685	1,370

Other accounts receivable reflect primarily short-term customer debts

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sep-30-10	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
NIS-CPI forward transactions	600	300	(277)	(300)	(600)
Bonds 2	(3,625)	(1,812)	(181,232)	1,812	3,625
Bonds 3	(2,861)	(1,431)	(143,071)	1,431	2,861
Other accounts receivable	45	22	2,246	(22)	(45)

See Note 17c to the financial statements dated December 31, 2009.

Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sep-30-10	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(352)	(176)	(3,523)	176	352

Linkage Base Report

 Below are the balance sheet items, according to linkage bases, as at Sep-30-10:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	86.0		33.3	42.5		161.8
Short-term deposits and investments				9.0		9.0
Other Accounts Receivable	444.6	2.2	17.2	8.3	9.9	482.2
Inventories					192.4	192.4
Investments in Associated Companies	19.2	36.7			293.4	349.3
Deferred taxes on income					45.4	45.4
Fixed assets, net					1,207.8	1,207.8
Investment property (real estate)					24.5	24.5
Intangible Assets					24.3	24.3
Land under lease					25.0	25.0
Other assets					2.2	2.2
Assets on account of employee benefits	0.7					0.7
Total Assets	550.5	38.9	50.5	59.8	1,824.9	2,524.6

Liabilities
Short-term credit from banks	73.8					73.8
Accounts payable and credit balances	303.4	0.3	39.1	39.8		382.6
Current tax liabilities	6.6					6.6
Deferred taxes on income					69.5	69.5
Long-Term Loans	301.5	20.3				321.8
Notes (debentures) – including current maturities	378.1	311.3				689.4
Liabilities on account of employee benefits	35.3					35.3
Liabilities at fair value through the statement of income			13.7			13.7
Shareholders’ equity, reserves and retained earnings					931.9	931.9
Total liabilities and equity	1,098.7	331.9	52.8	39.8	1,001.4	2,524.6
Surplus financial assets (liabilities) as at Sep-30-2010	(548.2)	(293.0)	(2.3)	20.0	823.5	0.0
Surplus financial assets (liabilities) as at Dec-31-2009	(375.5)	(318.4)	(37.1)	(41.6)	772.6	0.0

*	As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 13L to the financial statements dated December 31, 2009.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

2.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

The Company's Board of Directors has appointed the Company's Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company's auditing CPAs, who are instructed to present the principal findings - if there are any - that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager - Ofer Bloch, and CFO - Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions - if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements.

3.	Procedure for classifying transactions as marginal

On March 8, 2009, the Company's Board of Directors resolved to adopt rules and guidelines for categorizing a transaction of the Company or of one of its consolidated subsidiaries - with a controlling shareholder ("controlling shareholder transaction") - as a negligible transaction as set forth in Regulation 41(a)(6) of the Securities Regulations (Preparation of Annual Financial Statements), 2010 ("Financial Statements Regulations"). These rules and guidelines shall also serve to examine the extent of disclosure in the periodical report and the prospectus ( including shelf prospectus reports) regarding a transaction of the company, Corporation under its control and any related company, with a controlling shareholder, or in whose approval a controlling shareholder possesses a personal interest, as set forth in Regulation 22 of the Securities Regulations (Periodic and Immediate Reports) -1970 ("Periodic Report Regulations") and in Regulation 54 of the Securities Regulations (Prospectus Details and Prospectus Draft - Form and Shape) - 1969, as well as for the purpose of submitting an immediate report regarding a said transaction of the company, as stipulated in Regulation 37(a)(6) of the Periodic Report Regulations (the types of transactions determined in the Financial Statements Regulations, Periodical Statements Regulations and in the Prospectus Details Regulations mentioned above, hereinafter: "Related Party Transactions"). On August 8, 2010, the Company's Board of Directors decided to update the rules and guidelines for the classification of an interested party transaction as a negligible transaction for the purposes described above, as follows:

The Company and its associated and related companies, are conducting or may conduct interested-party transactions in the course of their normal state of affairs, and they possess or may possess undertakings to conduct such transactions, including transactions of the type and possessing the characteristics outlined below: Obtaining banking, financial and/or economic services (such as: portfolio management, investment consulting, managing funds provided for the employees, deposits) from a banking corporation and financial institutions; purchasing insurance policies (such as: Managers liability insurance, property insurance and managers insurance); sale and purchase of products and services (such as: Communication products and services, Call Center services, food products, office supplies, paper and cardboard products, clothing, textile, hygiene products, complementary products for cleaning and kitchen use and pesticides); sale and purchase of gifts and gift certificates; purchase and/or rental and/or operational leasing of vehicles; purchase of commercial vehicles, trucks and generators; purchase of travel, flights and tourism services in Israel and overseas and conference and event planning services; legal services; purchasing; rental of real estate property; property management services; vehicle repair services; transportation and courier services, packaging and export services; archive services, warehouse management services and logistic services; administrative services; underwriting engagements; irrigation and pest control services, shredding and waste treatment; rental of advertising space; supply of newspapers, magazines and periodicals.

In the absence of any special qualitative considerations arising from the circumstances, a transaction with an interested party shall be deemed negligible if it is not an exceptional transaction (as defined in the Companies Law) for the purposes outlined above, if the applicable benchmark calculated for the transaction is less than 0.5% and the volume of the transaction does not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, in the consumer price index, in relation to the Known Index starting at the beginning of 2010).

In any interested party transaction classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the consolidated audited or reviewed financial statements of the Company: (a) The sales ratio – total sales in the interested party's transaction divided by total annual sales; (b) Sales cost ratio – the cost of the interested party's transaction divided by the total cost of annual sales; (c) Profit ratio – the actual or forecasted profit or loss attributed to the interested party's transaction divided by the average annual profit or loss in the last three years, based on the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the total volume of assets in the interested party's transaction divided by total assets; (e) Liabilities ratio – the liabilities in the interested party's transaction divided by total liabilities; (f) Operating costs ratio - the volume of the expenditure that is the subject of the interested party transaction divided by the total annual operating expenditures. For example, in an insurance transaction of several years, the annual paid insurance fees shall be considered as the volume of the transaction. In cases where, at the Company's discretion, all the aforementioned quantitative benchmarks are not applicable for evaluation of the negligibility of the transaction with an interested party, the transaction shall be deemed negligible, in accordance with another applicable benchmark to be determined by the Company, provided that the applicable benchmark calculated for said transaction is less than 0.5% and that the volume of the transaction shall not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, of the consumer price index in relation to the Known Index since the beginning of 2010).

The consideration of the quantitative benchmarks of an interested-party transaction may lead to the classification of the transaction as a transaction that is not negligible despite the aforesaid. Thus - and only as an example - a transaction with an interested party shall not usually be deemed negligible if it is conceived as a significant event by the Company's management, and if it serves as a basis for making managerial decisions, or if in the course of the transaction with an interested party, the latter is expected to receive benefits which are important to disclose publicly.

Separate interested-party transactions that are in fact interconnected and that are in fact part of the same engagement (for example: conducting negotiations regarding the entirety of the transactions), shall be examined as a single transaction.

An interested-party transaction that was classified as negligible by an investee company of the Company, shall also be considered negligible at the parent company level. A transaction that was classified by the investee company is a transaction that is not negligible, shall be examined against the relevant benchmarks at the parent company level.

The Audit Committee of the Company shall annually review the manner of implementation of the instructions in this procedure by the Company, and will conduct sample examinations of interested-party transactions to which the company is a party directly, that were classified is negligible transactions according to the procedural instructions. As part of the sample examinations of the said transactions, the Audit Committee shall examine, inter alia, the manner by which the prices and other terms of the transaction were determined, as the circumstances may be, and will analyze the impact of the transaction on the business situation of the company and the results of its operations. The operations of the Audit Committee as stated in this section, including the sample examination mentioned above, the manner of its implementation and the summarized results and conclusions, shall be disclosed in the periodical report of the company.

The Company's Board of Directors shall examine the need to update the instructions of this procedure from time to time, while taking into consideration the interest-party transactions undertaken by the company and the relevant changes in the legislation.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated September 30, 2010.

I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 to the periodical report for the year 2009. On May 10, 2010, Standard & Poor's Maalot ratified the Company's ilA+  rating. The rating outlook is negative. The said rating report is attached as an appendix to the management discussion date June 30, 2010.

1.	Sources of Finance

See Section B4 - Financial Liabilities and further details in the table below.

J.	Dedicated Disclosure to Debenture Holders - Continued

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Sep-30-10	Book value of debenture balances as at Sep-30-10	Book value of interest to be paid as at Sep-30-10	Fair value as at Sep-30-10
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest December 21 In the years 2004-2013	114.3	133.8	5.9	143.1
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	166.7	178.7	1.9	181.2
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	196.3	196.3	3.3	210.4
Series 5	5.2010	Maalot	A+	181,519,000	Fixed	5.85%	Yes	Semi-annual interest On November 30 and May 31 of the years 2010-2017	181.5	181.5	3.8	201.0

Comments:

1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.	Series 5 - Principal repaid in 5 annual installments, between November 2013 and November 2017.
5.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and/or Ms. Merav Ofer-Oren (telephone: 03-5272272).

7.
The trustee of the public debentures (Series 5) is Strauss Lazar Trust Corporation (1992) Ltd. The responsible contact person at Strauss Lazar Trust Corporation (1992) Ltd. in the matter of the public debentures is Mr. Uri Lazar (telephone: 03-6237777).

8.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat Chairman of the Board of Directors	Ofer Bloch CEO

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		September 30		December 31
	Note	2010	2009	2009
		(Unaudited)

Assets
Current Assets
Cash and cash equivalents		161,826	22,312	26,261
Designated deposits		9,022	113,819	127,600
Accounts receivable:
Trade receivables		357,947	308,797	323,882
Other receivables		124,180	101,750	98,897
Inventory		192,419	155,392	175,944
Total Current Assets		845,394	702,070	752,584

Non-Current Assets
Fixed assets, net	5	1,207,822	* 1,078,944	* 1,134,234
Investments in associated companies		349,346	337,840	340,975
Deferred tax assets		45,403	30,776	29,745
Prepaid expenses in respect of an operating lease		24,964	* 30,336	* 29,756
Other intangible assets		24,266	28,085	27,084
Investment property	2C	24,500	-	-
Other assets		2,158	2,336	1,298
Employee benefit assets		730	824	649
Total Non-Current Assets		1,679,189	1,509,141	1,563,741
Total Assets		2,524,583	2,211,211	2,316,325

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		September 30		December 31
	Note	2010	2009	2009
		(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others		73,752	91,803	131,572
Current maturities of long-term bonds and long term loans		165,917	141,093	149,940
Trade payables		267,426	228,595	255,895
Account payables and accrued expenses		115,214	108,645	112,745
Short term employee benefit liabilities		20,494	19,729	22,421
Financial liabilities at fair value through profit and loss		13,700	13,540	11,982
Current tax liabilities		6,617	1,316	2,760
Total Current Liabilities		663,120	604,721	687,315

Non-Current Liabilities
Loans from banks and others		250,932	187,245	225,802
Bonds		594,372	504,244	471,815
Deferred tax liabilities		69,452	61,307	58,053
Employee benefit liabilities		14,829	17,595	14,911
Total Non-Current Liabilities		929,585	770,391	770,581

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		310,621	306,795	307,432
Retained earnings		469,627	378,071	399,346
Capital and reserves attributed to shareholders		905,515	810,133	832,045

Non-controlling interests		26,363	25,966	26,384

Total capital and reserves		931,878	836,099	858,429

Total Liabilities and Equity		2,524,583	2,211,211	2,316,325

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: November 7, 2010.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Nine months ended September 30		Three months ended September 30		Year ended December 31
		2010	2009	2010	2009	2009
		(Unaudited)		(Unaudited)

Revenue		784,626	654,405	295,435	220,371	891,995
Cost of sales		661,045	561,608	254,697	188,413	765,677

Gross profit		123,581	92,797	40,738	31,958	126,318

Selling and marketing expenses		63,532	52,822	22,878	17,840	71,998
General and administrative expenses		43,897	43,172	14,922	13,255	58,967
Other income, net		(16,584)	(18,346)	(17,226)	(381)	(20,234)

Total expenses		90,845	77,648	20,574	30,714	110,731

Profit from ordinary operations		32,736	15,149	20,164	1,244	15,587

Finance income		5,231	4,407	2,611	593	4,727
Finance expenses		33,662	19,215	20,263	5,406	22,992

Finance expenses, net		28,431	14,808	17,652	4,813	18,265
Profit (loss) after financial expenses		4,305	341	2,512	(3,569)	(2,678)

Share in profit of associated companies, net		58,546	63,893	18,490	28,988	87,359
Profit before taxes on income		62,851	64,234	21,002	25,419	84,681

Taxes on income	6	(2,461)	(6,025)	(2,085)	(10,434)	(7,067)

Profit for the period		65,312	70,259	23,087	35,853	91,748

Attributed to:
Company shareholders		65,354	70,161	23,026	35,445	91,230
Non-controlling interests		(42)	98	61	408	518

		65,312	70,259	23,087	35,853	91,748

	NIS
Earning for share:
Primary attributed to Company shareholders	12.88	13.86	4.53	7.00	18.03

Fully diluted attributed to company shareholders	12.77	13.86	4.50	7.00	18.03

Number of share used to compute the primary earnings per share	5,075,922	5,060,774	5,082,028	5,060,774	5,060,788

Number of share used to compute the fully diluted earnings per share	5,116,355	5,060,774	5,114,456	5,060,774	5,060,788

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2009	2009	2009
	(Unaudited)		(Unaudited)

Comprehensive Income	65,312	70,259	23,087	35,853	91,748

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	1,213	4,282	2,184	(273)	5,191
Allocation to the income statement on account of cash flow hedging transactions, net	-	(565)	-	(885)	(1,128)
Actuarial profit and defined benefit plans, net	32	565	111	245	477
Share in Other Comprehensive Income (expenses) of associated companies, net	964	1,142	4,203	(826)	(507)
Share in Other Comprehensive Income of associated companies, which allocated to the income statements, net	315	-	8	-	1,163
Total Other Comprehensive Income for the period, net	2,524	5,424	6,506	(1,739)	5,196
Total Comprehensive Income for the period	67,836	75,683	29,593	34,114	96,944

Attributed to:
Company shareholders	67,857	75,585	29,470	33,680	96,428
Non-controlling interests	(21)	98	123	434	516
	67,836	75,683	29,593	34,114	96,944

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 3a)	-	-	-	-	-	-	-	3,590	3,590	-	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Nine months ended September 30, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	998	1,476	65,383	67,857	(21)	67,836
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-		-	(1,308)	-	-	1,308	-	-	-
Conversion of employee options into shares	*-	5,106	(5,106)	-	-	-	-	-	-	-	-
Share based payment	-	-	2,023	-	-	-	-	-	2,023		2,023
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515	26,363	931,878

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629
For the Nine months ended September 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	4,234	685	70,666	75,585	98	75,683
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,308)	-	-	1,308	-	-	-
Share based payment	-	-	3,235	-	-	-	-	-	3,235	-	3,235
Balance –September 30, 2009	125,267	301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133	25,966	836,099

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

*Represents an amount less than NIS 1,000.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - July 1, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695
For the Three months ended September 30, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	1,930	4,414	23,126	29,470	123	29,593
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	590	-	-	-	-	-	590	-	590
Balance –September 30, 2010	125,267	306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515	26,363	931,878

Balance - July 1, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490
For the Three months ended September 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	(578)	(1,406)	35,664	33,680	434	34,114
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	495	-	-	-	-	-	495	-	495
Balance – September 30, 2009	125,267	301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133	25,966	836,099

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2010	2009	2010	2009	2009
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit for the period	65,312	70,259	23,087	35,853	91,748
Taxes on income recognized in profit and loss	(2,461)	(6,025)	(2,085)	(10,434)	(7,067)
Finance expenses, net recognized in profit and loss	28,431	14,808	17,652	4,813	18,265
Capital profit on disposal of fixed assets	(19,444)	(321)	(17,973)	(125)	(73)
Share in profit of associated companies	(58,546)	(63,893)	(18,490)	(28,988)	(87,359)
Dividends received from associated company	52,854	52,326	22,914	19,556	61,814
Income from repayment of capital note to associated company	-	(16,418)	-	-	(16,418)
Depreciation and amortization	64,224	58,308	25,412	19,292	78,552
Income from revaluation of investment property	(151)	-	(151)	-	-
Share based payments expenses	1,623	2,907	481	846	3,762
	131,842	111,951	50,847	40,813	143,224

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(40,935)	23,350	(26,064)	(34,527)	22,373
Decrease (Increase) in inventory	(16,475)	13,363	(1,241)	13,622	(7,189)
Increase (Decrease) in trade payables and account payables	54,130	(13,841)	41,751	26,170	24,407
Increase (Decrease) in financial liabilities at fair value through profit and loss	1,718	(364)	(328)	987	(1,922)
Increase (Decrease) in employee benefit liabilities	(2,371)	4,323	(1,550)	(964)	4,089
	(3,933)	26,831	12,568	5,288	41,758

Payments Taxes	(1,149)	(5,754)	-	(2,439)	(5,754)
Net cash generated by operating activities	126,760	133,028	63,415	43,662	179,228

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Nine months ended		Three months ended		Year ended
		September 30		September 30		December 31
	Note	2010	2009	2010	2009	2009
		(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of property plant and equipment and Prepaid expenses in respect of a financing lease	5	(175,417)	* (282,007)	(60,226)	* (62,136)	* (352,455)
Acquisition of other assets		(1,223)	(142)	(3)	(142)	(752)
Proceeds from disposal of fixed assets		8,656	1,752	6,102	722	1,960
Decrease (increase) in designated deposits, net		116,334	138,780	1,777	(17,116)	124,614
Interest received		1,317	1,321	594	-	1,565
Granting of loans to an associated company		(978)	(1,068)	(162)	(558)	(1,068)
Net cash used in investing activities		(51,311)	(141,364)	(51,918)	(79,230)	(226,136)

Cash flows – financing activities
Short-term bank credit – net		(57,820)	14,148	(349)	(22,966)	53,917
Borrowings received from banks and from others		83,500	103,154	6,200	100,000	159,674
Repayment of borrowings from banks		(43,240)	(27,860)	(16,904)	(8,507)	(37,830)
Repayment of capital note		-	(32,770)	-	-	(32,770)
Interest Paid		(40,319)	(30,617)	(22,599)	(26,936)	(42,012)
Issuance of bonds		179,886	-	-	-	-
Repayment of bonds		(61,322)	(7,505)	(61,322)	-	(40,427)
Net cash generated by(used in) financing activities		60,685	18,550	(94,974)	41,591	60,552

Increase in cash and cash equivalents		136,134	10,214	(83,477)	6,023	13,644
Cash and cash equivalents – beginning of period		26,261	13,128	245,875	9,435	13,128
Net foreign exchange difference		(569)	(1,030)	(572)	6,854	(511)
Cash and cash equivalents – end of period		161,826	22,312	161,826	22,312	26,261

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 1  -         DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.	For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2009 and the year then ended, and the accompanying notes.

NOTE 2  -                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2009 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Section c and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Investment Property

Investment property is real estate (land or building – or part thereof – or both), which is held by the Group for the purpose of generating rental income or for capital appreciation.

Such investment property includes buildings and lands that are leased to an associated company and are held under a financing lease arrangement (see also note 3a1). Investment property is initially recognized at cost, which includes transaction costs. In periods subsequent to initial recognition, investment property is measured at fair value. Profits or losses arising from changes in the fair value of investment property, including those originating from changes in exchange rates, are included in the statement of income in the period they were incurred, under "Other (income) expenses".

Costs directly attributable to the disposal of investment property are recognized in the statement of income on the date in which the property is sold and are deducted from the gain upon disposal. The difference between the proceeds received from disposing investment property and its fair value is a capital gain (loss) on disposal, which is recognized on the date of completion of the sale transaction to the statement of income and presented under "Other (income) expenses net ".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)
September 30, 2010	3.665	4.987	210.11
September 30, 2009	3.758	5.51	205.21
December 31, 2009	3.775	5.442	206.19

Increase (decrease) during the:	%	%	%
Three months ended September 30, 2010	(5.42)	4.82	1.23
Three months ended September 30, 2009	(4.11)	(0.44)	1.26
Nine months ended September 30, 2010	(2.94)	(8.36)	1.90
Nine months ended September 30, 2009	(1.16)	4.02	3.42
Year ended December 31, 2009	(0.71)	2.74	3.92

(*)	Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

NOTE 3  -         RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods:

▪	Amendment to IAS 17 "leases"

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life.  As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3 -         RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods: (cont.)

1)
The Group has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

2)
The Group has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment, amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	September 30	September 30	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	6,742	8,144	7,534
Decrease in long-term expenses for lease	(6,742)	(8,144)	(7,534)

3)
The Group has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3 -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

▪	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The new standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

▪	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended.

This amendment prescribes the accounting for the loss of significant influence in an associated company, while the entity continues to retain some interest in the investee.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

▪	Amendment of IFRS 5 "Non-Current Asset Held for Sale ad Discontinued Operations"

As part of the annual improvements project for the year 2008, IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, was amended.

Pursuant to the amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest. The amendment is applicable prospectively to reporting periods commencing January 1, 2010 or thereafter.

▪	Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedging items).

The amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks can be designated as hedging items. Furthermore, pursuant to the amendment, the intrinsic value, unlike the time value of acquired options, qualifies as a hedging instrument of one-party risk arising from a forecast transaction. The amendment is implemented retroactively for annual accounting periods commencing on or subsequent to January 1, 2010.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3 -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

The following amendments were published in the annual improvements project for 2009:

▪	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

▪	Amendment to IAS 36, “Impairment of Assets”

Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics. The amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter.

▪
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement", stipulates some amendments to the standard provisions. Additionally, the amendment clarifies that gains or losses attributed to a cash flow hedge are to be reclassified to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.

The amendment is to be applied prospectively to in annual periods commencing on January 1, 2010 or thereafter.

The amendment further determines a clarification regarding the treatment in case of early repayment option that is embedded in a host debt regarding the separation of an embedded derivative.

The amendment is to be applied prospectively in annual periods commencing on January 1, 2010 or thereafter.

C.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2009 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3 -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2009 and the year ended:

▪	IAS 24 (Amended) "Related Party Disclosures"
▪	Amendment to IAS 32 "Financial Instruments: Presentation"
▪	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"
▪	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

▪
In May 2010, the IASB published improvements to international financial reporting standards. Within this framework, several revisions were made to standards and interpretations that will be implemented for annual reporting periods commencing January 1, 2011, or thereafter.

▪	Revision to IFRS 3 (Revised) "Business Combinations" - regarding measurement of rights that do not grant control

The revision stipulates that the possibility of selecting the method of measurement, at the date of business combination, of rights that do not grant control, exists only for rights that do not grant control, that constitute existing ownership rights in the company being acquired. Rights that do not grant control, that do not constitute existing ownership rights, shall be measured at the date of business combination exclusively at fair value. The revision will be implemented prospectively, starting with the adoption date of the directives of IFRS 3 (Revised).

▪	Revision of IAS 1 - "Presentation of Financial Statements"

The revision stipulates that the other comprehensive income will be presented together with the statement of Changes in Shareholders' Equity, or in the Notes, according to the accounting policy of the company. The revision will be implemented retroactively.

▪	Revision of IAS 27 (Revised) - "Consolidated and Separate Financial Statements"

The revision clarifies the transitional provisions of revisions to other standards regarding the adoption of IAS 27 (Revised), namely the revisions of IAS 21 "Impact of changes in foreign currency exchange rates", IAS 28 "Investment and associated companies" and IAS 31 "Rights in Joint Transactions" and it was determined that these revisions to the other standards will be implemented prospectively, commencing on the adoption date of the directives of IAS 27 (Revised).

NOTE  4 -         SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal is to be repaid in quarterly installments, commencing from the second year.

b.	On January 20, 2010 a dividend in cash, in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE  4 -         SEGNIFICANT TRANSACTIONS AND EVENTS: (cont.)

c.
On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million out of the unapproved retained earnings accumulated as of December 31, 2009. The Company’s share in the dividend is approximately NIS 10 million. The dividend was paid during May 2010.

d.
On April 22, 2010 an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The Company’s share in the dividend is approximately NIS 20 million. The dividend was paid during July 2010.

e.
On May 23, 2010 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 181,519 thousands of debentures (Series 5) issued in return for approximately NIS 181,519 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2010-2017.

The net proceed of the offering net of issue expenses is NIS 179,886 thousands.

f.	On June 6, 2010, an associated company Hogla-Kimberly Ltd. and another competitor company received a petition for the approval of a class action against them.

According to the petition, the Competitor and Hogla-Kimberly Ltd. has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition against Hogla-Kimberly, if approved as class action, to be approximately NIS 111 million. Hogla-Kimberly estimates, based on its legal advisors opinion, that at this stage the probability of the request for approval of a class action lawsuit will be approved is not higher than the probability that it will be rejected, therefore Hogla-Kimberly did not provide a provision at its financial statements for this petition.

g.
On July 25, 2010 a subsidiary company - Amnir Recycling Industries Ltd. was entered into an agreement for the sale of the leasing rights to a plot of land covering 9,200 m² located in Bnei-Brak, in return for a sum of NIS 20 million. Following the completion of the transaction, the Company's profit wasin the amount of approximately NIS 16.3 million.

h.
On July 26, 2010 an associated company declared the distribution of a dividend in the amount of EURO 1.2 million. The Company’s share in the dividend is approximately NIS 3.0 million. The dividend was paid during August 2010.

i.
On July 27, 2010 the General meeting approved the company's entering into the agreement from June 1, 2010 for the sale of its rights to a plot of land with an area of approximately 7600 square meters in Totseret HaAretz Street in Tel Aviv, that is currently leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties are Gev Yam Ltd., (“Gev Yam”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in Gev Yam of 71% and 29%, respectively. The transaction is subject to a two nullifying conditions. Pursuant to the finalization of the transaction according to the terms of the agreement, the Company is expected to record in its financial statements net capital gains totaling approximately NIS 27.5 million. At the date of signing of financial statements the terms of the agreement did not fulfilled.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE  4 -         SEGNIFICANT TRANSACTIONS AND EVENTS: (cont.)

j.
On July 27, 2010 an associated company declared the distribution of a dividend in the amount of NIS 40 million from the retained earnings. The timing of the payment is subject to availability of funds and consent of partners. The amount of NIS 35 million will be paid during the fourth quarter of 2010, and the amount of NIS 5 million at 2011. The Company’s share in the dividend is approximately NIS 20 million.

k.
On September 8, the company signed an agreement with a subsidiary of Mondi Group ("Mondi Group "),that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Mondi Hadera Ltd. - an associated company ("Mondi Hadera"), pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of Mondi Hadera ("Acquisition Transaction").

Prior to the transaction, the Company holds 49.9% of the issued and outstanding share capital of Mondi Hadera. Subsequent to the completion of the Acquisition Transaction, the Company will hold 75% of the issued and outstanding share capital of Mondi Hadera, while Mondi Group will hold the remaining 25%.

In consideration of the shares being sold, the Company will pay Mondi Group, from its own resources, upon finalization of the Acquisition Transaction, a sum of approximately 10.364 million euro.

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in Mondi Hadera (that shall enter into force subject to the finalization of the Acquisition Transaction), including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and Mondi Hadera, a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and Mondi Hadera (that shall enter into force subject to the finalization of the Acquisition Transaction), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements (that shall enter into force subject to the finalization of the Acquisition Transaction), including a subletting agreement and an agreement governing the use of the Mondi brand.

The Acquisition Transaction includes the amendment of the Put option, stipulating that it may not be exercised during the first three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in Mondi Hadera for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

The finalization of the Acquisition Transaction is contingent upon meeting several preconditions. On 4 November 2010 an approval from the Antitrust Supervisor to merge the companies was received, but the agreement is subject to fulfillment of other significant conditions.  In the event that the preconditions are not met in their entirety by the end of February 2011, each of the parties shall be eligible to cancel the agreement.

If the acquisition will be completed, the Company is expected to consolidate in its financial statements, for the first time, the financial statements of Mondi Hadera.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
NOTE  5 -         FIXED ASSETS

a.
During the periods of nine months ended September 30, 2010 and September 30, 2009, the Company purchased fixed assets at a cost of approximately NIS 175,417 thousands and NIS 282,007 thousands, respectively. Most of the acquisitions of the fixed assets during the reported period, in sum of NIS 93,442 thousand (Including decrease in suppliers' credit in the amount of NIS 33,450 thousands), were made for Machine 8 - a new machine for the packaging paper system. The balance of investment in Machine 8 as of September 30, 2010, amounts to NIS 699,622 thousands. The machine finished the running-in stage, at the end of May 2010. During the running-in stage, capitalized costs have aggregated NIS 8,417 thousands net, after the deduction of the proceeds from the sale of items during the running-in stage in the amount of NIS 69,996 thousands.

Total suppliers’ credit from acquired fixed assets amounted to NIS 49,129 thousands as of September 30, 2010 (and NIS 70,541 thousands as of December 31, 2009).

b.
In light of indications that came in the first quarter of 2010, regarding the impairment of the packaging paper cash-generating unit, the company estimated on March 31, 2010 the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition of a loss  is necessary on account of the impairment of the fixed assets. See also in note 4c to the financial statements as of December 31, 2009.

NOTE  6  -         INCOME TAX CHARGE

Tax income for the nine months period ended September 30, 2010 amounts to NIS 2.5 million, primarily derives from the differences between tax rates expected to realize current losses and tax rates expected for reversal of deferred tax liabilities, in respect of the accelerated depreciation reduction of Machine 8, as a result of gradual reduction in the corporate tax rate in accordance with Economic Efficiency Law.

NOTE  7 -          SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

The identified operating segments, according to IFRS8 are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010
NOTE  7-         SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Nine months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	Jan-September 2010	Jan- September 2009	Jan-September 2010	Jan-September 2009	Jan-September 2010	Jan-September 2009	Jan-September 2010	Jan-September 2009	Jan-September 2010	Jan-September 2009	Jan- September 2010	Jan- September 2009	Jan-September 2010	Jan-September 2009
Sales to external customers	261,070	163,090	125,450	107,402	351,157	344,859	1,282,330	1,298,017	525,531	495,854	(1,807,861)	(1,793,869)	737,677	615,353
Sales between Segments	80,410	87,810	1,731	1,457	13,979	11,799	4,068	2,322	27,934	16,007	(81,173)	(80,343)	46,949	39,052
Total sales	341,480	250,900	127,181	108,859	365,136	356,658	1,286,398	1,300,339	553,465	511,861	(1,889,034)	(1,874,212)	784,626	654,405
Segment results	26,790	4,633	2,397	2,880	3,926	7,912	136,730	141,021	30,409	28,947	(167,167)	(170,244)	32,736	15,149

	Three months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	July-September 2010	July- September 2009	July-September 2010	July-September 2009	July-September 2010	July-September 2009	July-September 2010	July-September 2009	July-September 2010	July-September 2009	July-September 2010	July-September 2009	July-September 2010	July-September 2009
Sales to external customers	119,396	57,642	43,203	39,123	118,125	108,758	425,815	415,115	185,994	162,940	(611,809)	(578,051)	280,724	205,527
Sales between Segments	32,609	31,155	488	511	5,167	4,681	1,687	999	10,011	5,361	(35,251)	(27,863)	14,711	14,844
Total sales	152,005	88,797	43,691	39,634	123,292	113,439	427,502	416,114	196,005	168,301	(647,060)	(605,914)	295,435	220,371
Segment results	18,750	(3,777)	277	1,715	1,001	3,360	43,597	52,782	7,219	13,046	(50,680)	(65,882)	20,164	1,244

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE  7-         SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:(cont.)

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Year ended December 31, 2009
	NIS in thousands
	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
Sales to external customers	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Total sales	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Segment results	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587

NOTE 8 -          SUBSEQUENT EVENTS

a.
On October 4 the Company successfully completed its full tender offer to purchase shares of Carmel Container Systems Ltd. ("Carmel") a subsidiary of the Company for $22.50 per share in cash (Subject to withholding tax), for the total amount of approximately $4.2 million, In accordance with the Board decision dated 30, August 2010 regarding the full tender offer, under section 336 of the Companies Law, 1999. Carmel shares are not and were not traded on the Israeli Stock Exchange but were previously listed in the U.S. on American Stock Exchange. In 2005 Camel's shares were delisted from trade by Carmel's initiative. In accordance with the Companies Law, - 1999, the Company automatically acquires the entire number of shares subject to the tender offer, including all shares owned by shareholders who have not responded to the tender offer. The Company is currently completing the process of transferring the payment to shareholders that their shares were forcibly acquired, and it is also working on the completion of the technical procedure with the American stock exchange. Accordingly, when the technical procedure is completed, as of the date of the final expiration of the tender offer, on October 4, 2010, the Company would then own 100% of Carmel’s issued and outstanding share capital and voting rights.

In light of indications that rose as a result of the tender offer to purchase shares as mentioned above, regarding the impairment of the Carmel cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 10.0% and it was found that the value of Carmel is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

 AS OF SEPTEMBER 30, 2010

TABLE OF CONTENTS

Page
Separate Financial Statements
Separate statements of financial position	H-1
Separate Income Statements	H-2
Separate Statements of comprehensive income	H-2
Separate Statements of changes in shareholders' equity	H-3-H-4
Separate Statements of Cash Flows	H-5-H-6
Notes to the Separate Financial Statements	H-7-H-9

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	September 30		December 31
	2010	2009	2009
	NIS in thousands
	(Unaudited)
Current Assets
Cash and cash equivalents	110,586	1,778	363
Designated deposits	9,022	113,819	127,600
Trade receivables	2,282	15,630	4,347
Associated companies, net	172,193	477,720	548,181
Current tax assets	-	-	96
Total Current Assets	294,083	608,947	680,587
Non-Current Assets
Investment in associated companies	868,403	911,024	918,771
Loans to associated companies	665,714	69,136	69,706
Fixed assets	88,647	96,968	*101,746
Investment Property	24,500	-	-
Prepaid expenses in respect of an operating lease	24,964	30,336	*29,756
Other assets	272	628	370
Deferred tax assets	11,831	13,050	13,223
Total Non-Current Assets	1,684,331	1,121,142	1,133,572

Total Assets	1,978,414	1,730,089	1,814,159
Current Liabilities
Credit from banks	19,303	60,035	102,446
Current maturities of long term bonds and long term loans	138,859	116,732	125,805
Trade payables	5,656	4,840	3,068
Account payables and accrued expenses	89,301	82,347	87,765
Financial liabilities at fair value through profit and loss	13,700	13,540	11,982
Short term employee benefit liabilities	3,086	2,829	5,303
Current tax liabilities	2,458	3,511	-
Total Current Liabilities	272,363	283,834	336,369
Non-Current Liabilities
Loans from banks and others	202,527	125,794	170,155
Bonds	594,372	504,244	471,815
Employee benefit liabilities	3,637	6,084	3,775
Total Non-Current Liabilities	800,536	636,122	645,745

Capital and reserves	905,515	810,133	832,045

Total Liabilities and Equity	1,978,414	1,730,089	1,814,159

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: November 7, 2010

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Income
Revenues from services, net	8,909	15,274	1,530	10,906	6,430
Other income	1,540	18,025	1,540	256	19,624
Share in profits of associated companies - net	69,195	59,486	27,339	31,757	87,010
Finance income	16,828	4,582	11,349	1,577	5,557
	96,472	97,367	41,758	44,496	118,621

Cost and expenses

Other expenses	(1,810)	-	(1,090)	-	-

Finance expenses	(28,647)	(15,162)	(18,520)	(5,733)	(18,318)

Profit before taxes on income	66,015	82,205	22,148	38,763	100,303

Tax revenues (expenses) on the income	(661)	(12,044)	878	(3,318)	(9,073)

profit for the period	65,354	70,161	23,026	35,445	91,230

SEPARATE STATEMENTS
OF COMPREHENSIVE INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)

Comprehensive Income	65,354	70,161	23,026	35,445	91,230

Actuarial profit from defined benefit plans, net	-	-	-	-	14
Share in Other Comprehensive Income of associated companies, net	2,503	5,424	6,444	(1,765)	5,184

Total other Comprehensive Income for the period	2,503	5,424	6,444	(1,765)	5,198

Total comprehensive income for the period	67,857	75,585	29,470	33,680	96,428

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)
	Share capital		Capital Reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)
Balance - December 31, 2009 (Audited)	125,267		301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 2)	-		-	-	-	-	-	-	3,590	3,590
Balance - January 1, 2010	125,267		301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
For the Nine months ended September 30, 2010:
Total Comprehensive Income for the period	-		-	-	-	-	998	1,476	65,383	67,857
Depreciation of capital from revaluation from step acquisition to retained earnings	-		-	-	-	(1,308)	-	-	1,308	-
Share based payment	-		-	2,023	-	-	-	-	-	2,023
Exercise of employee options into shares	-	*	5,106	(5,106)	-	-	-	-	-	-
Balance – September 30, 2010	125,267		306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515

Balance - January 1, 2009	125,267		301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313
For the Nine months ended September 30, 2009:
Total Comprehensive Income for the period	-		-	-	-	-	4,234	685	70,666	75,585
Depreciation of capital from revaluation from step acquisition to retained earnings	-		-	-	-	(1,308)	-	-	1,308	-
Share based payment	-		-	3,235	-	-	-	-	-	3,235
Balance – September 30, 2009	125,267		301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital Reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)
Balance - July 1, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455
For the Three months ended September 30, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	1,930	4,414	23,126	29,470
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Share based payment	-	-	590	-	-	-	-	-	590
Balance – September 30, 2010	125,267	306,801	7,448	3,397	12,856	1,515	(21,396)	469,627	905,515

Balance - July 1, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958
For the Three months ended September 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	(578)	(1,406)	35,664	33,680
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Share based payment	-	-	495	-	-	-	-	-	495
Balance – September 30, 2009	125,267	301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133

	(Audited)
Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – operating activities
Profit for the period	65,354	70,161	23,026	35,445	91,230
Tax expenses (income) recognized in profit and loss	661	12,044	(878)	3,318	9,073
Financial expenses, net recognized in profit and loss	11,819	10,580	7,171	4,156	12,761
Share in profit of associated companies, net	(69,195)	(59,486)	(27,339)	(31,757)	(87,010)
Dividend received	52,854	52,326	22,914	19,556	61,814
Income from repayment of capital note to associated company	-	(16,418)	-	-	(16,418)
Capital loss (profit) on disposal of fixed assets	(1,387)	15	-	-	34
Depreciation and amortization	5,158	3,775	1,397	1,463	5,127
Income from revaluation of investment property	(151)	-	(151)	-	-
Share based payments expenses	833	1,448	253	431	1,880
	65,946	74,445	26,393	32,612	78,491

Changes in assets and liabilities:
Increase in associated companies and other receivables	(132,268)	(285,093)	(45,905)	(90,279)	(313,050)
Decrease in trade and account payables	25,299	35,165	33,936	24,749	21,702
Increase (decrease) in financial liabilities at fair value through profit and loss	1,718	(364)	(328)	987	(1,922)
Increase (decrease) in employee benefits and provisions	(2,445)	1,376	(136)	(1,025)	1,418
	(41,750)	(174,471)	13,960	(32,956)	(213,361)

Payments Taxes	(1,323)	-	-	-	-
Net cash generated by (Cash used in) operating activities	(43,073)	(174,471)	13,960	(32,956)	(213,361)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD
SEPARATE STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	(8,197)	(3,995)	(7,222)	(2,777)	*(5,089)
Proceeds from disposal of fixed assets and other assets	1,483	414	-	-	747
Decrease (Increase) in designated deposits, net	116,334	138,780	1,777	(17,116)	124,614
Interest received	1,176	1,061	541	176	1,292
Net cash generated by (Cash used in) investing activities	110,796	136,260	(4,904)	(19,717)	121,564

Cash flows – financing activities
Short-term bank credit – net	(83,143)	17,367	(20,714)	(24,968)	59,778
Borrowings received from banks	70,000	100,000	-	100,000	156,490
Repayment of borrowings from banks	(25,461)	(9,408)	(11,228)	(3,147)	(12,568)
Repayment of capital note	-	(32,770)	-	-	(32,770)
Interest Paid	(37,432)	(28,107)	(21,279)	(18,215)	(38,753)
Issuance of bonds	179,886	-	-	-	-
Repayment of bonds	(61,322)	(7,505)	(61,322)	-	(40,427)
Net cash generated by (used in) financing activities	42,528	39,577	(114,543)	53,670	91,750

Increase (Decrease) in cash and cash equivalents	110,251	1,366	(105,486)	997	(47)
Cash and cash equivalents – beginning of period	363	410	216,100	779	410
Net foreign exchange difference	(28)	-	(28)	-	-
Cash and cash equivalents – end of period	110,586	1,776	110,586	1,776	363

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1                -    GENERAL

A.	General

The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

B.	Definitions:

The Company	-	Hadera Paper Limited.
Associated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2009.

C.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 1B of the separate financial statements of the Company as of December 31, 2009, except for changes in the accounting policy as specified in note 2 of the Condensed consolidated financial statements of the Company that are published with this separate financial information.

NOTE 2               -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

Standards and new interpretations that influence this reporting period and/or previous reporting periods:

▪	Amendment to IAS17 "leases"

As part of the annual improvements project, for 2009, IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

1)
The Company has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 2               -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS (cont.):

Standards and new interpretations that influence this reporting period and/or Previous reporting periods (cont.):

▪	Amendment to IAS17 "leases" (cont.):

2)
The Company has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	September 30	September 30	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	6,742	7,443	6,847
Decrease in long-term expenses for lease	(6,742)	(7,443)	(6,847)

3)
The Company has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

HADERA PAPER LTD
NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3               -    MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH ASSOCIATED COMPANIES

On June 30, 2010, the Company granted a loan to the subsidiary Hadera Paper Industries, in the amount of NIS 595,000 thousands for a period of seven years, to cover the financing of the investment made by Hadera Paper Industries in the Machine 8 project. The loan agreement formalized in writing the arrangement that actually existed between the companies in the preceding years as well, since the time that the balance between the parties started to accrue. The annual interest rate is 6.55% on the outstanding balance of the principal of the loan and will be repaid to Hadera Paper on a quarterly basis, starting September 30, 2010. The principal of the loan will be repaid in seven equal installments, each amounting to NIS 85 million, on June 30th of each of the years between 2011 and 2017.

The annual interest rate of 6.55%, is in line with the existing weighted rate of interest on the loans and liabilities of Hadera Paper on account of the debt raised by Hadera Paper for the purpose of financing the investment of Hadera Paper Industries in Machine 8, that is equal to the sum of the loan.

Enclosed please find the financial reports of the following associated companies:

-	Mondi Hadera Paper Ltd.

-	Hogla-Kimberly Ltd.

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

Report on review of Interim Financial Information
To the shareholders of Mondi Hadera Paper Ltd.

Introduction

We have reviewed the accompanying condensed interim consolidated statement of financial position of Mondi Hadera Paper Ltd. ("the Company") as of September 30, 2010 and the related condensed interim consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the nine and three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

October 21, 2010
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	September 30,		December 31,
	2010	2009	2009
Assets
Current assets
Cash and cash equivalents	7,281	20,656	17,076
Trade receivables	203,369	188,666	184,415
Other receivables	3,981	2,695	2,018
Inventories	144,795	98,892	108,202
Total current assets	359,426	310,909	311,711

Non-current assets
Property, plant and equipment	140,597	148,700	146,731
Goodwill	3,177	3,177	3,177
Long term trade receivables	-	202	167
Total non-current assets	143,774	152,079	150,075
Total assets	503,200	462,988	461,786

Equity and liabilities
Current liabilities
Short-term bank credit	97,528	102,130	69,440
Current maturities of long-term bank loans	4,805	14,059	10,599
Financial liabilities carried at fair value through profit or loss	-	1,658	-
Trade payables	116,767	74,552	105,624
Hadera Paper Ltd. Group, net	49,755	59,538	57,595
Other financial liabilities	-	1,478	432
Current tax liabilities	9,886	2,154	3,701
Other payables and accrued expenses	19,473	22,658	21,079
Accrued severance pay, net	200	320	206
Total current liabilities	298,414	278,547	268,676

Non-current liabilities
Long-term bank loans	9,985	14,790	13,019
Deferred taxes	22,071	21,763	22,704
Employees Benefits	2,478	1,821	2,079
Total non-current liabilities	34,534	38,374	37,802

Commitments and contingent liabilities

Shareholders' equity
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	(165)	929
Retained earnings	125,970	102,879	111,026
	170,252	146,067	155,308
Total equity and liabilities	503,200	462,988	461,786

D. Muhlgay Finance Director	A. Solel General Manager	P. Machacek Chairman of the Supervisory Board

Approval date of the interim financial statements: October 21, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)

Revenue	553,465	511,861	196,005	168,301	669,222
Cost of sales	479,844	445,181	174,562	143,599	578,537
Gross profit	73,621	66,680	21,443	24,702	90,685

Operating costs and expenses
Selling expenses	31,564	30,015	11,367	9,332	39,694
General and administrative expenses	11,801	8,069	2,857	2,686	10,826
Other income	(153)	(351)	-	(362)	(376)
	43,212	37,733	14,224	11,656	50,144

Operating profit	30,409	28,947	7,219	13,046	40,541

Finance income	(1,224)	(75)	(2,505)	(7)	(104)
Finance costs	3,834	10,005	1,631	4,905	11,363
Finance cost, net	2,610	9,930	(874)	4,898	11,259

Profit before tax	27,799	19,017	8,093	8,148	29,282

Income tax (charge)	(6,935)	1,507	(2,109)	4,305	(611)

Profit for the period	20,864	20,524	5,984	12,453	28,671

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)

Profit for period	20,864	20,524	5,984	12,453	28,671

Cash flow hedges, net	-	(489)	-	446	80
Transfer to profit or loss from equity on cash flow hedge	-	3,474	-	1,112	3,999
Total comprehensive income for the period (net of tax)	20,864	23,509	5,984	14,011	32,750

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share		Capital	Retained
	capital	Premium	reserves	earnings	Total
Nine months ended September 30, 2010 (unaudited)
Balance – January 1, 2010	1	43,352	929	111,026	155,308
Profit for the period	-	-	-	20,864	20,864
Total comprehensive income for the period	-	-	-	20,864	20,864
Dividend paid to shareholders	-	-	-	(5,920)	(5,920)
Balance – September 30, 2010	1	43,352	929	125,970	170,252

Nine months ended September 30, 2009 (unaudited)
Balance – January 1, 2009	1	43,352	(3,150)	82,355	122,558
Profit for the period	-	-	-	20,524	20,524
Other comprehensive income for the period	-	-	2,985	-	2,985
Total comprehensive income for the period	-	-	2,985	20,524	23,509
Balance – September 30, 2009	1	43,352	(165)	102,879	146,067

Three months ended September 30, 2010 (Unaudited)
Balance - July 1, 2010	1	43,352	929	125,906	170,188
Profit for the period	-	-	-	5,984	5,984
Total comprehensive income for the period	-	-	-	5,984	5,984
Dividend paid to shareholders	-	-	-	(5,920)	(5,920)
Balance - September 30, 2010	1	43,352	929	125,970	170,252

Three months ended September 30, 2009 (Unaudited)
Balance – July 1, 2009	1	43,352	(1,723)	90,426	132,056
Profit for the period	-	-	1,558	-	1,558
Other comprehensive income for the period	-	-	-	12,453	12,453
Total comprehensive income for the period	-	-	1,558	12,453	14, 011
Balance – September 30, 2009	1	43,352	(165)	102,879	146,067

Year ended December 31, 2009
Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558
Profit for the period	-	-	-	28,671	28,671
Other comprehensive income for the period	-	-	4,079	-	4,079
Total comprehensive income for the year	-	-	4,079	28,671	32,750
Balance - December 31, 2009	1	43,352	929	111,026	155,308

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	Unaudited		Unaudited

Cash flows - operating activities
Profit for the period	20,864	20,524	5,984	12,453	28,671
Adjustments to reconcile net profit to net cash used in operating activities (Appendix A)	(37,032)	10,004	(22,133)	6,718	38,406
Net cash (used in) provided by operating activities	(16,168)	30,528	(16,149)	19,171	67,077

Cash flows – investing activities
Acquisition of property plant and equipment	(2,808)	(3,555)	(788)	(1,364)	(4,383)
Proceeds from sale of property plant and Equipment	180	651	-	376	676
Interest received	2	102	-	39	104
Net cash used in investing activities	(2,626)	(2,802)	(788)	(949)	(3,603)

Cash flows – financing activities
Short-term bank credit, net	28,088	(3,258)	27,337	3,552	(35,948)
Repayment of long-term bank loans	(8,848)	(10,788)	(1,747)	(2,916)	(15,929)
Dividend paid to shareholders	(5,920)	-	(5,920)	-	-
Interest paid	(4,078)	(6,341)	(1,577)	(2,246)	(7,894)
Net cash provided by (used in) financing activities	9,242	(20,387)	18,093	(1,610)	(59,771)
(Decrease) increase in cash and cash equivalents	(9,552)	7,339	1,156	16,612	3,703

Cash and cash equivalents at the beginning of the financial period	17,076	13,315	5,964	5,052	13,315

Net foreign exchange difference on cash and cash equivalents	(243)	2	161	(1,008)	58

Cash and cash equivalents of the end of the financial period	7,281	20,656	7,281	20,656	17,076

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	Unaudited		Unaudited

A. Adjustments to reconcile net profit to net cash (used in) provided by operating activities

Finance expenses recognized in profit and loss, net	2,610	9,930	(874)	4,898	11,259
Taxes on income recognized in profit and loss	6,935	(1,507)	2,109	(4,305)	611
Depreciation and amortization	8,915	8,996	2,978	3,036	12,028
Capital gain on disposal of property plant and equipment	(153)	(351)	-	(362)	(376)

Changes in assets and liabilities:
(Increase) decrease in trade receivables and other receivables	(21,427)	(21,274)	1,702	(9,466)	(16,582)
(Increase) decrease in inventories	(36,593)	41,110	(9,701)	27,089	31,565
Increase (decrease) in trade and other payables, and accrued expenses	11,914	(16,768)	(16,921)	(12,757)	11,991
Decrease in Hadera Paper Ltd. Group, net	(7,840)	(10,076)	(1,261)	(1,392)	(12,019)
	(35,639)	10,060	(21,968)	6,741	38,477

Income tax paid	(1,393)	(56)	(165)	(23)	(71)
	(37,032)	10,004	(22,133)	6,718	38,406

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 1 -          DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NL” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

A purchase agreement between the shareholders has been  signed, for more details see Note 4(2).

NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of September 30, 2010 and for the nine and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended 31 December 2009.

C.	Standards and Interpretations issued but are not yet effective.

For information about dates of initial application, instruction for initial application and the expected influence of the standards that are not yet effective, please see note 2 S of the financial statements as of December 31, 2009.

D.	Improvement to International Financial Reporting Standards (IFRS) 2010

In May 2010 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements. The improvements will be applied to reporting periods starting January 1, 2011. The company chose to adopt in early adoption the following improvements:

•
Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In  accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

September 30, 2010	4.9873	3.665	116.95
September 30, 2009	5.5098	3.758	114.55
December 31, 2009	5.4417	3.775	114.77

Increase (decrease) during the:	%	%	%
Nine months ended September 30, 2010	(8.35)	(2.91)	1.9
Three months ended September 30, 2010	4.83	(5.42)	1.23
Nine months ended September 30, 2009	4.01	(1.16)	3.62
Three months ended September 30, 2009	(0.55)	(4.72)	1.55
Year ended December 31, 2009	2.73	(0.71)	3.82

NOTE 3 -         RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	September 30,		December 31,	September 30,		December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)

Other payables and accrued expenses	-	-	-	-	-	166
Trade payables	49,755	59,538	57,595	1,130	558	2,752

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3 -         RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	Nine months ended September 30,		Year ended December 31,	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)

Sales	28,191	16,180	23,453	-	-	-
Purchases of goods	-	-	-	1,699	4,152	6,225
Cost of sales	62,633	64,705	85,709	2,270	1,498	1,818
Sales, general and Administrative expenses	2,156	2,300	3,020	-	-	166
Financing expenses, net	1,553	2,874	3,349	-	-	-

C.	(1)
The Group leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

(3)
An agreement has been reached between the two shareholders regarding the transfer of the logistic activities from the Hadera, Holon and Haifa sites of the company to a central logistic site which is in process of being built. This agreement was reached as part of the agreement between the shareholders – see note 4.2 hereafter.  The finalization of the agreement is contingent upon meeting several preconditions, including the approval of the Antitrust Supervisor.  The minority shareholder of the company has signed an operational lease agreement on September 18, 2008 under which it has undertaken to lease the site for two of its subsidiaries and for the company. The total monthly rental fee according to this agreement is 1,135 thousand NIS (linked to the Israeli CPI) and the company's part of the site is planned to be 32.3%. The company has signed a guarantee for its future part of the site agreement.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 4 -   SIGNIFICANT TRANSACTIONS AND EVENTS

1.	On August 11, 2010 the Company paid Dividend in the amount of Euro 1.2 million.

2.
On September 08, 2010 Hadera Paper Ltd and Mondi Group, signed an agreement ("The Agreement "). According to the agreement, Mondi Group will sell to Hadera Paper Ltd 25.1% of the issued and outstanding share capital, Subsequent to the completion of the Acquisition Transaction Mondi Group will hold 25% and Hadera Paper Ltd will hold 75%.

In consideration of the shares being sold, Hadera Paper Ltd will pay to Mondi Group, a sum of 10.364 million euro.

The finalization of the Acquisition Transaction is contingent upon meeting several preconditions, including the approval of the Antitrust Supervisor. In the event that the precondition is not met their entirety by the end of February 2011, each of the parties shall be eligible to cancel the agreement.

The Acquisition Transaction also includes the amendment of the existing agreements between the shareholders and Mondi Hadera Ltd (that shall enter into force subject to the finalization of the Acquisition Transaction), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of a new agreements (that shall enter into force subject to the finalization of the Acquisition Transaction), including subletting agreement and an agreement governing the use of  the Mondi brand.

It was determined that Mondi Group will be subject to the undertaking not to sell its shares in Mondi Hadera Ltd for the period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2010

Report on review of interim Financial information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. ("the Company") as of September 30, 2010 and the related Condensed Interim Consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel

October 25, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	As of September 30,		As of December 31,
	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)
Current Assets
Cash and cash equivalents	19,702	49,300	106,996
Trade receivables	316,205	303,666	289,680
Inventories	252,758	203,070	180,631
Other current assets	8,211	6,821	5,757
	596,876	562,857	583,064
Non-Current Assets
VAT Receivable	53,093	42,500	47,171
Property plant and equipment	340,752	321,760	334,604
Goodwill	18,887	18,852	18,650
Employee benefit assets	645	571	517
Deferred tax assets	4,827	5,725	4,899
Prepaid expenses for operating lease	1,669	1,797	1,765
	419,873	391,205	407,606
	1,016,749	954,062	990,670
Current Liabilities
Borrowings	38,537	25,109	25,977
Trade payables	348,967	277,555	296,359
Employee benefit obligations	13,721	13,006	12,855
Current tax liabilities	9,260	23,323	26,631
Dividend payables	40,000	19,015	40,000
Other payables and accrued expenses	49,992	55,686	57,873
	500,477	413,694	459,695
Non-Current Liabilities
Borrowings	13,784	41,245	33,736
Employee benefit obligations	7,493	7,925	7,515
Deferred tax liabilities	35,310	32,861	33,631
	56,587	82,031	74,882
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(57,594)	(58,379)	(60,156)
Retained earnings	252,033	251,470	251,003
	459,685	458,337	456,093
	1,016,749	954,062	990,670

G. Calovo Paz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: October 25, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)		(Unaudited)

Revenue	1,286,398	1,300,339	427,502	416,114	1,726,627
Cost of sales	873,491	880,360	295,432	276,198	1,164,949
Gross profit	412,907	419,979	132,070	139,916	561,678

Operating costs and expenses
Selling and marketing expenses	231,061	226,389	71,639	71,197	304,776
General and administrative expenses	48,247	52,569	16,834	15,937	63,097
Other Income	(3,131)	-	-	-	-
Operating profit	136,730	141,021	43,597	52,782	193,805

Finance expenses	(5,789)	(2,549)	(2,532)	(1,909)	(3,041)
Finance income	3,950	4,034	2,797	3,938	4,557

Profit before tax	134,891	142,506	43,862	54,811	195,321
Income taxes charge	33,861	30,944	11,692	6,690	44,226

Profit for the period	101,030	111,562	32,170	48,121	151,095

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(unaudited)		(unaudited)

Profit for the period	101,030	111,562	32,170	48,121	151,095
Exchange differences arising on translation of foreign operations	2,955	1,373	8,842	(2,817)	(1,375)
Cash flow hedges	(1,368)	614	(563)	(814)	766
Transfer to profit or loss from equity on cash flow hedge	842	(3,433)	21	278	(2,270)
Income tax relating to components of other comprehensive income	133	747	136	139	403

Other comprehensive income for the period (net of tax)	2,562	(699)	8,436	(3,214)	(2,476)

Total comprehensive income for the period	103,592	110,863	40,606	44,907	148,619

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Nine months ended
September 30, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	101,030	101,030
Exchange differences arising on translation of foreign operations	-	-	2,955	-	-	2,955
Cash flow hedges	-	-	-	(393)	-	(393)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - September 30, 2010	29,638	235,608	(57,273)	(321)	252,033	459,685

Nine months ended
September 30, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the period	-	-	-	-	111,562	111,562
Exchange differences arising on translation of foreign operations	-	-	1,373	-	-	1,373
Cash flow hedges	-	-	-	(2,072)	-	(2,072)
Dividend	-	-	-	-	(93,515)	(93,515)
Balance - June 30, 2009	29,638	235,608	(57,480)	(899)	251,470	458,337

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES OF EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Three months ended
September 30, 2010 (unaudited)

Balance - June 30, 2010	29,638	235,608	(66,115)	85	259,863	459,079
Profit for the period	-	-	-	-	32,170	32,170
Exchange differences arising on translation of foreign operations	-	-	8,842	-	-	8,842
Cash flow hedges	-	-	-	(406)	-	(406)
Dividend	-	-	-	-	(40,000)	(40,000)
Balance - September 30, 2010	29,638	235,608	(57,273)	(321)	252,033	459,685

Three months ended
September 30, 2009 (unaudited)

Balance – June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445
Profit for the period	-	-	-	-	48,121	48,121
Exchange differences arising on translation of foreign operations	-	-	(2,817)	-	-	(2,817)
Cash flow hedges	-	-	-	(397)	-	(397)
Dividend	-	-	-	-	(19,015)	(19,015)
Balance - September 30, 2009	29,638	235,608	(57,480)	(899)	251,470	458,337

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2009

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the year	-	-	-	-	151,095	151,095
Exchange differences arising on translation of foreign operations	-	-	(1,375)	-	-	(1,375)
Cash flow hedges	-	-	-	(1,101)	-	(1,101)
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit for the period	101,030	111,562	32,170	48,121	151,095
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	(43,625)	34,179	(3,801)	28,498	90,548
Net cash generated by
operating activities	57,405	145,741	28,369	76,619	241,643

Cash flows – investing activities
Acquisition of property plant and equipment	(37,276)	(31,233)	(13,433)	(7,716)	(42,484)
Proceeds from disposal of Property plant and equipment	109	54	87	30	32
Proceeds from realization of trademark	3,131	-	-	-	-
Repayment of capital note by shareholders	-	32,770	-	-	32,770
Interest received	114	1,455	17	1,218	1,495
Net cash provided by (used in) investing activities	(33,922)	3,046	(13,329)	(6,468)	(8,187)

Cash flows – financing activities
Dividend paid	(100,000)	(74,500)	(40,000)	(41,730)	(93,515)
Borrowings paid	(18,845)	(17,799)	(6,372)	(6,018)	(23,904)
Short-term bank credit	11,212	(27,606)	2,162	516	(28,139)
Interest paid	(2,779)	(2,914)	(1,231)	(669)	(3,381)
Net cash used in financing activities	(110,412)	(122,819)	(45,441)	(47,901)	(148,939)

Net increase (decrease) in cash and cash equivalents	(86,929)	25,968	(30,401)	22,250	84,517
Cash and cash equivalents – beginning of period	106,996	23,219	49,543	28,344	23,219
Effects of exchange rate changes on the balance of cash held in foreign currencies	(365)	113	560	(1,294)	(740)
Cash and cash equivalents - end of period	19,702	49,300	19,702	49,300	106,996

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDIX TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)		(Unaudited)
A. Adjustments to reconcile profit for the period to net cash generated by operating activities

Finance expenses paid adjustment to profit	2,665	3,999	1,214	1,991	4,426
Taxes on income recognized in profit and loss	33,861	30,944	11,692	6,690	44,226
Depreciation and amortization	22,748	21,502	8,048	7,639	29,213
Capital loss on disposal of property, plant and equipment	940	867	50	302	948
Capital gain from realization of trademark	(3,131)	-	-	-	-

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(36,436)	(42,481)	(5,505)	5,551	(19,566)
Decrease (Increase) in other current assets	(2,441)	(455)	(346)	91	597
Decrease (Increase) in inventories	(70,460)	32,338	(23,187)	26,153	54,144
Increase (decrease) in trade payables	57,802	(1,327)	21,327	(22,731)	11,927
Net change in balances with related parties	20,843	590	824	6,683	(12,911)
Increase (decrease) in other payables and accrued expenses	(16,105)	8,587	(4,081)	(1,663)	12,303
Effect of exchange rate differences on dividend payables	-	(2,540)	-	-	(2,540)
Increase in other long term asset	(5,215)	(763)	(2,228)	(2,136)	(5,947)
Change in employee benefit obligations, net	666	1,571	(313)	(818)	1,089
	5,737	52,832	7,495	27,752	117,909

Income taxes received	67	10,880	-	10,238	10,880
Income taxes paid	(49,429)	(29,533)	(11,296)	(9,492)	(38,241)
	(43,625)	34,179	(3,801)	28,498	90,548

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 1  -                DESCRIPTION OF BUSINESS AND GENERAL

A.
Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2  -                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting".

The unaudited condensed interim consolidated financial statements as of September 30, 2010 and for the nine and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 2  -                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.
Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended December 31, 2009.

C.
Standards and Interpretations issued but are not yet effective.

For information about dates of initial application, instruction for initial application and the expected influence of the standards that are not yet effective, please see note 2 S of the financial statements as of December 31, 2009.

D.
Improvement to International Financial Reporting Standards (IFRS) 2010

In May 2010 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements. The improvements will be applied to reporting periods starting January 1, 2011. The company chose to adopt in early adoption the following improvements:

•
Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

E.
Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

September 30, 2010	1,458	3.665	116.95
September 30, 2009	1,492	3.758	114.55
December 31, 2009	1,515	3.775	114.77

Increase (decrease) during the:	%	%	%
Nine months ended September 30, 2010	(3.76)	(2.91)	1.89
Three months ended September 30, 2010	(8.47)	(5.42)	1.23
Nine months ended September 30, 2009	(1.91)	(1.16)	3.72
Three months ended September 30, 2009	(5.22)	(4.11)	2.44
Year ended December 31, 2009	(0.4)	(0.71)	3.9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 3    -             SIGNIFICANT TRANSACTIONS AND EVENTS

A.
On October 22, 2009 the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid on January 20, 2010.

B.
On February 18, 2010 the board of directors decided to distribute Dividend in the amount of NIS 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on May 12, 2010.

C.
On April 22, 2010, the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on July 15, 2010.

D.
Following the last Board's decision from July 27, 2010 to distribute a dividend in the amount of NIS 40 million from unapproved enterprise earnings, the payment is subject to availability of funds and the agreement of KC, The Board approved to pay at the fourth quarter of 2010 the amount of NIS 35 million and at 2011 the amount of NIS 5 million.

E.
During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

On July 2010, an amount of 264 thousands YTL was paid to Turkish Tax Authorities regarding settlement in the stamp duty issue.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at Its Financial Reports for September 30, 2010.

Based on its tax consultant opinion, KCTR opposes the Turkish Tax Authorities demands regarding the second matter, and the appeal process has already been started.

F.
On June 15, 2010, a petition was filed against Hogla-Kimberly and against another competitor for the approval of a class action. According to the petition, the Competitor and Hogla-Kimberly has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage Hogla-Kimberly legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010

NOTE 4   -               RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	As of September 30,		As of December 31,
	2010	2009	2009
	(Unaudited)
Trade receivables	24,689	26,495	35,682
Other receivables	1,540	583	948
Trade payables	77,788	78,177	72,339

B.	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)

Sales to related parties	166,233	178,226	69,525	58,434	243,212
Cost of sales	228,108	204,374	75,969	36,650	256,696
Royalties to the shareholders	22,030	23,051	7,429	7,456	31,117
General and administrative expenses	7,863	9,259	3,346	2,761	11,980

NOTE 5     -             INCOME TAX CHARGE

  The effective tax rate for the nine months period ended September 30, 2010 is 25.1%.

NOTE 6     -             SUBSEQENT EVENTS

On October 24, 2010 a new lawsuit was received, filed against the company in the amount of   approximately NIS 1.5 million, by a former distributer, regarding termination of distribution agreement by the company. The former distributer claims for the existence of employer-employee relations. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit.